Exhibit 13.3

Consolidated Financial Statements

Management’s Report

To the Shareholders of TransAlta Corporation

The consolidated financial statements and other financial information included in this annual report have been prepared by management. It is management’s responsibility to ensure that sound judgment, appropriate accounting principles and methods, and reasonable estimates have been used to prepare this information. They also ensure that all information presented is consistent.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, TransAlta Corporation has a code of conduct that applies to all employees and is signed annually. The code of conduct can be viewed on TransAlta’s website (www.transalta.com). Management believes the system of internal controls, review procedures, and established policies provides reasonable assurance as to the reliability and relevance of financial reports. Management also believes that TransAlta’s operations are conducted in conformity with the law and with a high standard of business conduct.

The Board of Directors (the “Board”) is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board carries out its responsibilities principally through its Audit and Risk Committee (the “Committee”). The Committee, which consists solely of independent directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors, and external auditors to discuss internal controls, auditing matters, and financial reporting issues. Internal and external auditors have full and unrestricted access to the Committee. The Committee also recommends the firm of external auditors to be appointed by the shareholders.

Dawn L. Farrell	Donald Tremblay

President and Chief Executive Officer	Chief Financial Officer

March 2, 2017

TRANSALTA CORPORATION  F1

Management’s Annual Report on Internal Control over Financial Reporting

To the Shareholders of TransAlta Corporation

The following report is provided by management in respect of TransAlta Corporation’s (“TransAlta”) internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934).

TransAlta’s management is responsible for establishing and maintaining adequate internal control over financial reporting for TransAlta.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) 2013 framework to evaluate the effectiveness of TransAlta’s internal control over financial reporting. Management believes that the COSO 2013 framework is a suitable framework for its evaluation of TransAlta’s internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of TransAlta’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of TransAlta’s internal controls are not omitted, and is relevant to an evaluation of internal control over financial reporting.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper overrides. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design safeguards into the process to reduce, though not eliminate, this risk.

TransAlta proportionately consolidates the accounts of the Sheerness and Genesee Unit 3 joint operations in accordance with International Financial Reporting Standards (“IFRS”). Management does not have the contractual ability to assess the internal controls of these joint arrangements. Once the financial information is obtained from these joint arrangements it falls within the scope of TransAlta’s internal controls framework. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these joint arrangements. The 2016 consolidated financial statements of TransAlta included $626 million and $592 million of total and net assets, respectively, as of December 31, 2016, and $138 million and $13 million of revenues and net loss, respectively, for the year then ended related to these joint arrangements.

Management has assessed the effectiveness of TransAlta’s internal control over financial reporting, as at December 31, 2016, and has concluded that such internal control over financial reporting is effective.

Ernst & Young LLP, who has audited the consolidated financial statements of TransAlta for the year ended December 31, 2016, has also issued a report on internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States). This report is located on the following page of this Annual Report.

Dawn L. Farrell	Donald Tremblay

President and Chief Executive Officer	Chief Financial Officer

March 2, 2017

F2  TRANSALTA CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders of TransAlta Corporation

We have audited TransAlta Corporation’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). TransAlta Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Sheerness and Genesee Unit 3 joint arrangements, which are included in the 2016 consolidated financial statements of the Corporation and constituted $626 million and $592 million of total and net assets, respectively, as of December 31, 2016, and $138 million and $13 million of revenues and net loss, respectively, for the year then ended.  Our audit of internal control over financial reporting of the Corporation did not include an evaluation of the internal control over financial reporting of the Sheerness and Genesee Unit 3 joint arrangements.

In our opinion, TransAlta Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as at December 31, 2016 and 2015, and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the three-year period ended December 31, 2016 of TransAlta Corporation and our report dated March 2, 2017 expressed an unqualified opinion thereon.

Chartered Professional Accountants

Calgary, Canada

March 2, 2017

TRANSALTA CORPORATION  F3

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of TransAlta Corporation

We have audited the accompanying consolidated financial statements of TransAlta Corporation, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TransAlta Corporation as at December 31, 2016 and 2015, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TransAlta Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 2, 2017 expressed an unqualified opinion on TransAlta Corporation’s internal control over financial reporting.

Chartered Professional Accountants

Calgary, Canada

March 2, 2017

F4  TRANSALTA CORPORATION

Consolidated Statements of Earnings (Loss)

Year ended Dec. 31 (in millions of Canadian dollars except where noted)	2016	2015	2014

Revenues (Note 33)	2,397	2,267	2,623
Fuel and purchased power (Note 5)	963	1,008	1,092
Gross margin	1,434	1,259	1,531
Operations, maintenance, and administration (Note 5)	489	492	542
Depreciation and amortization	601	545	538
Asset impairment charges (reversals) (Note 6)	28	(2)	(6)
Restructuring provision (Note 4)	1	22	-
Taxes, other than income taxes	31	29	29
Net other operating (income) losses (Note 8)	(194)	25	(14)
Operating income	478	148	442
Finance lease income (Note 7)	66	58	49
Net interest expense (Note 9)	(229)	(251)	(254)
Foreign exchange gain (loss)	(5)	4	-
Gain on sale of assets (Note 4)	4	262	2
Earnings before income taxes	314	221	239
Income tax expense (Note 10)	38	105	7
Net earnings	276	116	232

Net earnings attributable to:
TransAlta shareholders	169	22	182
Non-controlling interests (Note 11)	107	94	50
	276	116	232

Net earnings attributable to TransAlta shareholders	169	22	182
Preferred share dividends (Note 24)	52	46	41
Net earnings (loss) attributable to common shareholders	117	(24)	141
Weighted average number of common shares outstanding in the year (millions)	288	280	273

Net earnings (loss) per share attributable to common shareholders, basic and diluted (Note 23)	0.41	(0.09)	0.52

See accompanying notes.

TRANSALTA CORPORATION  F5

Consolidated Statements of Comprehensive Income (Loss)

Year ended Dec. 31 (in millions of Canadian dollars)	2016	2015	2014
Net earnings	276	116	232
Other comprehensive income (loss)
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	8	4	(20)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(2)	(1)	3	(1)
Total items that will not be reclassified subsequently to net earnings	7	7	(21)
Gains (losses) on translating net assets of foreign operations, net of tax(3)	(71)	247	75
Reclassification of translation gains on net assets of divested foreign operations (Note 4)	-	(10)	(7)
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(4)	18	(172)	(58)
Reclassification of losses on financial instruments designated as hedges of divested foreign operations, net of tax(5) (Note 4)	-	6	7
Gains on derivatives designated as cash flow hedges, net of tax(6)	179	375	215
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(7)	(48)	(194)	(45)
Total items that will be reclassified subsequently to net earnings	78	252	187
Other comprehensive income	85	259	166
Total comprehensive income	361	375	398

Total comprehensive income attributable to:
TransAlta shareholders	215	272	348
Non-controlling interests (Note 11)	146	103	50
	361	375	398

(1) Net of income tax expense of 4 for the year ended Dec. 31, 2016 (2015 - nil, 2014 - 7 recovery).

(2) Net of income tax expense of nil the year ended Dec. 31, 2016 (2015 - 1 expense,  2014 - nil).

(3) Net of income tax expense of 11 for the year ended Dec. 31, 2016 (2015 - nil, 2014 - nil).

(4) Net of income tax expense of 5 for the year ended Dec. 31, 2016 (2015 - 7 expense, 2014 - 7 recovery).

(5) Net of reclassification of income tax recovery of nil for the year ended Dec. 31, 2016 (2015 - 1 recovery, 2014 - 1 recovery).

(6) Net of income tax expense of 92 for the year ended Dec. 31, 2016 (2015 - 138 expense, 2014 - 91 expense).

(7) Net of reclassification of  income tax expense of 41 for the year ended Dec. 31, 2016 (2015 - 50 expense,  2014 - 3 expense).

See accompanying notes.

F6  TRANSALTA CORPORATION

Consolidated Statements of Financial Position

As at Dec. 31 (in millions of Canadian dollars)	2016	2015
Cash and cash equivalents	305	54
Trade and other receivables (Note 12)	703	567
Prepaid expenses	23	26
Risk management assets (Notes 13 and 14)	249	298
Inventory (Note 15)	213	219
Assets held for sale (Note 4)	61	-
	1,554	1,164
Long-term portion of finance lease receivables	719	775
Property, plant, and equipment (Note 16)
Cost	12,773	12,854
Accumulated depreciation	(5,949)	(5,681)
	6,824	7,173

Goodwill (Note 17)	464	465
Intangible assets (Note 18)	355	369
Deferred income tax assets (Note 10)	53	71
Risk management assets (Notes 13 and 14)	785	797
Other assets (Note 19)	242	133
Total assets	10,996	10,947

Accounts payable and accrued liabilities	413	334
Current portion of decommissioning and other provisions (Note 20)	39	166
Risk management liabilities (Notes 13 and 14)	66	200
Income taxes payable	6	3
Dividends payable (Note 23)	54	63
Current portion of long-term debt and finance lease obligations (Note 21)	639	87
	1,217	853
Credit facilities, long-term debt, and finance lease obligations (Note 21)	3,722	4,408
Decommissioning and other provisions (Note 20)	304	232
Deferred income tax liabilities (Note 10)	712	647
Risk management liabilities (Notes 13 and 14)	48	69
Defined benefit obligation and other long-term liabilities (Note 22)	330	348
Equity
Common shares (Note 23)	3,094	3,075
Preferred shares (Note 24)	942	942
Contributed surplus	9	9
Deficit	(933)	(1,018)
Accumulated other comprehensive income (Note 25)	399	353
Equity attributable to shareholders	3,511	3,361
Non-controlling interests (Note 11)	1,152	1,029
Total equity	4,663	4,390
Total liabilities and equity	10,996	10,947

Commitments and contingencies (Note 32)

Subsequent events (Note 34)

On behalf of the Board:	Gordon D. Giffin Director	Alan J. Fohrer Director

See accompanying notes.

TRANSALTA CORPORATION  F7

Consolidated Statements of Changes in Equity

(in millions of Canadian dollars)

	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income(1)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2014	2,999	942	9	(770)	104	3,284	594	3,878
Net earnings	-	-	-	22	-	22	94	116
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and of tax	-	-	-	-	71	71	-	71
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	177	177	7	184
Net actuarial gains on defined benefits plans, net of tax	-	-	-	-	4	4	-	4
Intercompany available-for-sale investments	-	-	-	-	(2)	(2)	2	-
Total comprehensive income				22	250	272	103	375
Common share dividends	-	-	-	(203)	-	(203)	-	(203)
Preferred share dividends	-	-	-	(46)	-	(46)	-	(46)
Changes in non-controlling interests in TransAlta Renewables (Note 4)	-	-	-	(21)	(1)	(22)	437	415
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(105)	(105)
Common shares issued	76	-	-	-	-	76	-	76
Balance, Dec. 31, 2015	3,075	942	9	(1,018)	353	3,361	1,029	4,390
Net earnings	-	-	-	169	-	169	107	276
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and of tax	-	-	-	-	(53)	(53)	-	(53)
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	106	106	24	130
Net actuarial gains on defined benefits plans, net of tax	-	-	-	-	8	8	-	8
Intercompany available-for-sale investments	-	-	-	-	(15)	(15)	15	-
Total comprehensive income				169	46	215	146	361
Common share dividends	-	-	-	(58)	-	(58)	-	(58)
Preferred share dividends	-	-	-	(52)	-	(52)	-	(52)
Changes in non-controlling interests in TransAlta Renewables (Note 4)	-	-	-	26	-	26	138	164
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(161)	(161)
Common shares issued	19	-	-	-	-	19	-	19
Balance, Dec. 31, 2016	3,094	942	9	(933)	399	3,511	1,152	4,663

(1) Refer to Note 25 for details on components of, and changes in, accumulated other comprehensive income (loss).

See accompanying notes.

F8  TRANSALTA CORPORATION

Consolidated Statements of Cash Flows

Year ended Dec. 31 (in millions of Canadian dollars)	2016	2015	2014
Operating activities
Net earnings	276	116	232
Depreciation and amortization (Note 33)	664	605	595
Gain on sale of assets (Note 4)	(1)	(262)	(2)
California claim (Note 8)	-	-	(28)
Accretion of provisions (Note 20)	20	21	18
Decommissioning and restoration costs settled (Note 20)	(23)	(24)	(16)
Deferred income tax expense (recovery) (Note 10)	15	86	(26)
Unrealized (gain) loss from risk management activities	58	61	(50)
Unrealized foreign exchange (gain) loss	(1)	13	11
Provisions	(123)	101	-
Asset impairment charges (reversals) (Note 6)	28	(2)	(6)
Other non-cash items	(242)	(41)	(5)
Cash flow from operations before changes in working capital	671	674	723
Change in non-cash operating working capital balances (Note 29)	73	(242)	73
Cash flow from operating activities	744	432	796
Investing activities
Additions to property, plant, and equipment (Notes 16 and 33)	(358)	(476)	(487)
Additions to intangibles (Notes 18 and 33)	(21)	(26)	(34)
Acquisition of renewable energy facilities, net of cash acquired (Note 4)	-	(101)	-
Addition to assets held for sale	-	-	(13)
Proceeds on sale of property, plant, and equipment	6	7	6
Proceeds on sale of investments and development projects (Note 4)	-	-	224
Realized losses on financial instruments	(6)	(12)	(2)
Decrease in finance lease receivable	56	23	3
Other	2	24	9
Change in non-cash investing working capital balances	(6)	(12)	2
Cash flow used in investing activities	(327)	(573)	(292)
Financing activities
Net increase (decrease) in borrowings under credit facilities (Note 21)	(315)	218	(436)
Repayment of long-term debt (Note 21)	(88)	(758)	(551)
Issuance of long-term debt (Note 21)	361	487	434
Dividends paid on common shares (Note 23)	(69)	(124)	(140)
Dividends paid on preferred shares (Note 24)	(42)	(46)	(41)
Net proceeds on issuance of preferred shares (Note 24)	-	-	161
Net proceeds on sale of non-controlling interest in subsidiary (Note 4)	162	404	129
Realized gains (losses) on financial instruments	(2)	87	35
Distributions paid to subsidiaries’ non-controlling interests (Note 11)	(151)	(99)	(84)
Decrease in finance lease obligations (Note 21)	(16)	(13)	(10)
Other	(3)	(7)	-
Cash flow from (used in) financing activities	(163)	149	(503)
Cash flow from operating, investing, and financing activities	254	8	1
Effect of translation on foreign currency cash	(3)	3	-
Increase in cash and cash equivalents	251	11	1
Cash and cash equivalents, beginning of year	54	43	42
Cash and cash equivalents, end of year	305	54	43
Cash income taxes paid	27	17	31
Cash interest paid	235	242	230

See accompanying notes.

TRANSALTA CORPORATION  F9

Notes to Consolidated Financial Statements

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Corporate Information

A. Description of the Business

TransAlta Corporation (“TransAlta” or the “Corporation”) was incorporated under the Canada Business Corporations Act in March 1985. The Corporation became a public company in December 1992. Its head office is located in Calgary, Alberta.

I. Generation Segments

The six generation segments of the Corporation are as follows: Canadian Coal, U.S. Coal, Canadian Gas, Australian Gas, Wind and Solar, and Hydro. The Corporation owns and operates hydro, wind and solar, natural-gas- and coal-fired facilities, and related mining operations in Canada, the United States (“U.S.”), and Australia. Revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support. Electricity sales made by the Corporation’s commercial and industrial group are assumed to be sourced from the Corporation’s production and have been included in the Canadian Coal segment.

II. Energy Marketing Segment

The segment changed its name from “Energy Trading” in 2014 following a shift in focus toward lower risk revenue generation activities such as asset optimization, customer fee and margin-based growth, and arbitrage trading.

The Energy Marketing segment derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives.

Energy Marketing manages available generating capacity as well as the fuel and transmission needs of the generation segments by utilizing contracts of various durations for the forward sales of electricity and for the purchase of natural gas and transmission capacity. Energy Marketing is also responsible for recommending portfolio optimization decisions. The results of these other activities are included in each generation segment.

III. Corporate

The Corporate segment includes the Corporation’s central financial, legal, administrative, and investor relation functions. Charges directly or reasonably attributable to other segments are allocated thereto.

B. Basis of Preparation

These consolidated financial statements have been prepared by management in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis except for financial instruments and assets held for sale, which are measured at fair value, as explained in the following accounting policies.

These consolidated financial statements were authorized for issue by the Board on March 2, 2017.

C. Basis of Consolidation

The consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls. Control exists when the Corporation is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect the returns through its power over the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period and apply consistent accounting policies as the parent company.

F10  TRANSALTA CORPORATION

2. Significant Accounting Policies

A. Revenue Recognition

The majority of the Corporation’s revenues are derived from the sale of physical power, leasing of power facilities, and from energy marketing and trading activities.

Revenues are measured at the fair value of the consideration received or receivable.

Revenues under long-term electricity and thermal sales contracts generally include one or more of the following components: fixed capacity payments for availability, energy payments for generation of electricity, incentives or penalties for exceeding or not meeting availability targets, excess energy payments for power generation above committed capacity, and ancillary services. Each component is recognized when: i) output, delivery, or satisfaction of specific targets is achieved, all as governed by contractual terms; ii) the amount of revenue can be measured reliably; iii) it is probable that the economic benefits will flow to the Corporation; and iv) the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenue from the rendering of services is recognized when criteria ii), iii), and iv) above are met and when the stage of completion of the transaction at the end of the reporting period can be measured reliably.

Revenues from non-contracted capacity are comprised of energy payments, at market prices, for each megawatt hour (“MWh”) produced, and are recognized upon delivery.

In certain situations, a long-term electricity or thermal sales contract may contain, or be considered, a lease. Revenues associated with non-lease elements are recognized as goods or services revenues as outlined above. Revenues associated with leases are recognized as outlined in Note 2(R).

Commodity risk management activities involve the use of derivatives such as physical and financial swaps, forward sales contracts, futures contracts, and options, which are used to earn revenues and to gain market information. These derivatives are accounted for using fair value accounting. The initial recognition and subsequent changes in fair value affect reported net earnings in the period the change occurs and are presented on a net basis in revenue. The fair values of instruments that remain open at the end of the reporting period represent unrealized gains or losses and are presented on the Consolidated Statements of Financial Position as risk management assets or liabilities. Some of the derivatives used by the Corporation in trading activities are not traded on an active exchange or have terms that extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using internal valuation techniques or models.

B. Foreign Currency Translation

The Corporation, its subsidiary companies, and joint arrangements each determine their functional currency based on the currency of the primary economic environment in which they operate. The Corporation’s functional currency is the Canadian dollar, while the functional currencies of its subsidiary companies and joint arrangements are the Canadian, US, or Australian dollar. Transactions denominated in a currency other than the functional currency of an entity are translated at the exchange rate in effect on the transaction date. The resulting exchange gains and losses are included in each entity’s net earnings in the period in which they arise.

The Corporation’s foreign operations are translated to the Corporation’s presentation currency, which is the Canadian dollar, for inclusion in the consolidated financial statements. Foreign-denominated monetary and non-monetary assets and liabilities of foreign operations are translated at exchange rates in effect at the end of the reporting period and revenue and expenses are translated at exchange rates in effect on the transaction date. The resulting translation gains and losses are included in Other Comprehensive Income (Loss) (“OCI”) with the cumulative gain or loss reported in Accumulated Other Comprehensive Income (Loss) (“AOCI”). Amounts previously recognized in AOCI are recognized in net earnings when there is a reduction in a foreign net investment as a result of a disposal, partial disposal, or loss of control.

TRANSALTA CORPORATION  F11

C. Financial Instruments and Hedges

I. Financial Instruments

Financial assets and financial liabilities, including derivatives and certain non-financial derivatives, are recognized on the Consolidated Statements of Financial Position when the Corporation becomes a party to the contract. All financial instruments, except for certain non-financial derivative contracts that meet the Corporation’s own use requirements, are measured at fair value upon initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as: at fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Classification of the financial instrument is determined at inception depending on the nature and purpose of the financial instrument.

Financial assets and financial liabilities classified or designated as at fair value through profit or loss are measured at fair value with changes in fair values recognized in net earnings. Financial assets classified as either held-to-maturity or as loans and receivables, and other financial liabilities, are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are those non-derivative financial assets that are designated as such or that have not been classified as another type of financial asset, and are measured at fair value through OCI. Available-for-sale financial assets are measured at cost if fair value is not reliably measurable.

Financial assets are assessed for impairment on an ongoing basis and at reporting dates. An impairment may exist if an incurred loss event has arisen that has an impact on the recoverability of the financial asset. Factors that may indicate an incurred loss event and related impairment may exist include, for example, if a debtor is experiencing significant financial difficulty, or a debtor has entered or it is probable that they will enter, bankruptcy or other financial reorganization. The carrying amount of financial assets, such as receivables, is reduced for impairment losses through the use of an allowance account, and the loss is recognized in net earnings.

Financial assets are derecognized when the contractual rights to receive cash flows expire. Financial liabilities are derecognized when the obligation is discharged, cancelled, or expired.

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated Statements of Financial Position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Derivative instruments that are embedded in financial or non-financial contracts that are not already required to be recognized at fair value are treated and recognized as separate derivatives if their risks and characteristics are not closely related to their host contracts and the contract is not measured at fair value. Changes in the fair values of these and other derivative instruments are recognized in net earnings with the exception of the effective portion of i) derivatives designated as cash flow hedges and ii) hedges of foreign currency exposure of a net investment in a foreign operation, each of which is recognized in OCI. Derivatives used in commodity risk management activities are described in more detail in Note 2(A).

Transaction costs are expensed as incurred for financial instruments classified or designated as at fair value through profit or loss. For other financial instruments, such as debt instruments, transaction costs are recognized as part of the carrying amount of the financial instrument. The Corporation uses the effective interest method of amortization for any transaction costs or fees, premiums, or discounts earned or incurred for financial instruments measured at amortized cost.

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II. Hedges

Where hedge accounting can be applied and the Corporation chooses to seek hedge accounting treatment, a hedge relationship is designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposures of a net investment in a foreign operation. A hedging relationship qualifies for hedge accounting if, at inception, it is formally designated and documented as a hedge, and the hedge is expected to be highly effective at inception and on an ongoing basis. The documentation includes identification of the hedging instrument and hedged item or transaction, the nature of the risk being hedged, the Corporation’s risk management objectives and strategy for undertaking the hedge, and how hedge effectiveness will be assessed. The process of hedge accounting includes linking derivatives to specific recognized assets and liabilities or to specific firm commitments or highly probable anticipated transactions.

The Corporation formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items. If hedge criteria are not met or the Corporation does not apply hedge accounting, the derivative is accounted for on the Consolidated Statements of Financial Position at fair value, with subsequent changes in fair value recorded in net earnings in the period of change.

a. Fair Value Hedges

In a fair value hedging relationship, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the hedged risk, with the changes being recognized in net earnings. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in net earnings. Hedge effectiveness for fair value hedges is achieved if changes in the fair value of the derivative are highly effective at offsetting changes in the fair value of the item hedged. If hedge accounting is discontinued, the carrying amount of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying amount of the hedged item are amortized to net earnings over the remaining term of the original hedging relationship.

The Corporation primarily uses interest rate swaps as fair value hedges to manage the ratio of floating rate versus fixed rate debt. Interest rate swaps require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

b. Cash Flow Hedges

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while any ineffective portion is recognized in net earnings. Hedge effectiveness is achieved if the derivative’s cash flows are highly effective at offsetting the cash flows of the hedged item and the timing of the cash flows is similar. All components of each derivative’s change in fair value are included in the assessment of cash flow hedge effectiveness. If hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged item affects net earnings. Gains and losses on derivatives are reclassified to net earnings from AOCI immediately when the forecasted transaction is no longer expected to occur within the time period specified in the hedge documentation.

The Corporation primarily uses physical and financial swaps, forward sales contracts, futures contracts, and options as cash flow hedges to hedge the Corporation’s exposure to fluctuations in electricity and natural gas prices. If hedging criteria are met, the fair values of the hedges are recorded in risk management assets or liabilities with changes in value being reported in OCI. Gains and losses on these derivatives are recognized, on settlement, in net earnings in the same period and financial statement caption as the hedged exposure.

The Corporation also uses foreign currency forward contracts as cash flow hedges to hedge the foreign exchange exposures resulting from highly probable forecasted project-related transactions denominated in foreign currencies. If the hedging criteria are met, changes in fair value are reported in OCI with the fair value being reported in risk management assets or liabilities, as appropriate. Upon settlement of the derivative, any gain or loss on the forward contracts is included in the cost of the asset acquired or liability incurred.

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The Corporation uses forward starting interest rate swaps as cash flow hedges to hedge exposures to anticipated changes in interest rates for forecasted issuances of debt. If the hedging criteria are met, changes in fair value are reported in OCI with the fair value being reported in risk management assets or liabilities, as appropriate. When the swaps are closed out on issuance of the debt, the resulting gains or losses recorded in AOCI are amortized to net earnings over the term of the swap. If no debt is issued, the gains or losses are recognized in net earnings immediately.

c. Hedges of Foreign Currency Exposures of a Net Investment in a Foreign Operation

In hedging a foreign currency exposure of a net investment in a foreign operation, the effective portion of foreign exchange gains and losses on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net earnings. The related fair values are recorded in risk management assets or liabilities, as appropriate. The amounts previously recognized in AOCI are recognized in net earnings when there is a reduction in the hedged net investment as a result of a disposal, partial disposal, or loss of control. The Corporation primarily uses foreign currency forward contracts and foreign-denominated debt to hedge exposure to changes in the carrying values of the Corporation’s net investments in foreign operations that result from changes in foreign exchange rates.

D. Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments with original maturities of three months or less.

E. Collateral Paid and Received

The terms and conditions of certain contracts may require the Corporation or its counterparties to provide collateral when the fair value of the obligation pursuant to these contracts is in excess of any credit limits granted. Downgrades in creditworthiness by certain credit rating agencies may decrease the credit limits granted and accordingly increase the amount of collateral that may have to be provided.

F. Inventory

I. Fuel

The Corporation’s inventory balance is comprised of coal and natural gas used as fuel, which is measured at the lower of weighted average cost and net realizable value.

The cost of internally produced coal inventory is determined using absorption costing, which is defined as the sum of all applicable expenditures and charges directly incurred in bringing inventory to its existing condition and location. Available coal inventory tends to increase during the second and third quarters as a result of favourable weather conditions and lower electricity production as maintenance is performed. Due to the limited number of processing steps incurred in mining coal and preparing it for consumption and the relatively low value on a per-unit basis, management does not distinguish between work in process and coal available for consumption. The cost of natural gas and purchased coal inventory includes all applicable expenditures and charges incurred in bringing the inventory to its existing condition and location.

II. Energy Marketing

Commodity inventories held in the Energy Marketing segment for trading purposes are measured at fair value less costs to sell. Changes in fair value less costs to sell are recognized in net earnings in the period of change.

III. Parts and Materials

Parts, materials, and supplies are recorded at the lower of cost, measured at moving average costs, and net realizable value.

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G. Property, Plant, and Equipment

The Corporation’s investment in property, plant, and equipment (“PP&E”) is initially measured at the original cost of each component at the time of construction, purchase, or acquisition. A component is a tangible portion of an asset that can be separately identified and depreciated over its own expected useful life, and is expected to provide a benefit for a period in excess of one year. Original cost includes items such as materials, labour, borrowing costs, and other directly attributable costs, including the initial estimate of the cost of decommissioning and restoration. Costs are recognized as PP&E assets if it is probable that future economic benefits will be realized and the cost of the item can be measured reliably. The cost of major spare parts is capitalized and classified as PP&E, as these items can only be used in connection with an item of PP&E.

Planned maintenance is performed at regular intervals. Planned major maintenance includes inspection, repair, and maintenance of existing components, and the replacement of existing components. Costs incurred for planned major maintenance activities are capitalized in the period maintenance activities occur and are amortized on a straight-line basis over the term until the next major maintenance event. Expenditures incurred for the replacement of components during major maintenance are capitalized and amortized over the estimated useful life of such components.

The cost of routine repairs and maintenance and the replacement of minor parts are charged to net earnings as incurred.

Subsequent to initial recognition and measurement at cost, all classes of PP&E continue to be measured using the cost model and are reported at cost less accumulated depreciation and impairment losses, if any.

An item of PP&E or a component is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in net earnings when the asset is derecognized.

The estimate of the useful lives of each component of PP&E is based on current facts and past experience, and takes into consideration existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence. The useful life is used to estimate the rate at which the component of PP&E is depreciated. PP&E assets are subject to depreciation when the asset is considered to be available for use, which is typically upon commencement of commercial operations. Capital spares that are designated as critical for uninterrupted operation in a particular facility are depreciated over the life of that facility, even if the item is not in service. Other capital spares begin to be depreciated when the item is put into service. Each significant component of an item of PP&E is depreciated to its residual value over its estimated useful life, generally using straight-line or unit-of-production methods. Estimated useful lives, residual values, and depreciation methods are reviewed annually and are subject to revision based on new or additional information. The effect of a change in useful life, residual value, or depreciation method is accounted for prospectively.

Estimated useful lives of the components of depreciable assets, categorized by asset class, are as follows:

Coal generation	3-50 years
Gas generation	2-30 years
Hydro generation	3-60 years
Wind generation	3-30 years
Mining property and equipment	4-50 years
Capital spares and other	2-50 years

TransAlta capitalizes borrowing costs on capital invested in projects under construction (see Note 2(S)). Upon commencement of commercial operations, capitalized borrowing costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.

H. Intangible Assets

Intangible assets acquired in a business combination are recognized separately from goodwill at their fair value at the date of acquisition. Intangible assets acquired separately are recognized at cost. Internally generated intangible assets arising from development projects are recognized when certain criteria related to the feasibility of internal use or sale, and probable future economic benefits of the intangible asset, are demonstrated.

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Intangible assets are initially recognized at cost, which is comprised of all directly attributable costs necessary to create, produce, and prepare the intangible asset to be capable of operating in the manner intended by management.

Subsequent to initial recognition, intangible assets continue to be measured using the cost model, and are reported at cost less accumulated amortization and impairment losses, if any. Amortization is included in depreciation and amortization and fuel and purchased power in the Consolidated Statements of Earnings (Loss).

Amortization commences when the intangible asset is available for use, and is computed on a straight-line basis over the intangible asset’s estimated useful life, except for coal rights, which are amortized using a unit-of-production basis, based on the estimated mine reserves. Estimated useful lives of intangible assets may be determined, for example, with reference to the term of the related contract or license agreement. The estimated useful lives and amortization methods are reviewed annually with the effect of any changes being accounted for prospectively.

Intangible assets consist of power sale contracts with fixed prices higher than market prices at the date of acquisition, coal rights, software, and intangibles under development. Estimated useful lives of intangible assets are as follows:

Software	2-7 years
Power sale contracts	1-30 years

I. Impairment of Tangible and Intangible Assets Excluding Goodwill

At the end of each reporting period, the Corporation assesses whether there is any indication that PP&E and finite life intangible assets are impaired.

Factors that could indicate that an impairment exists include: significant underperformance relative to historical or projected operating results; significant changes in the manner in which an asset is used, or in the Corporation’s overall business strategy; or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occurs over a period of time leading to an indication that an asset may be impaired. This can be further complicated in situations where the Corporation is not the operator of the facility. Events can occur in these situations that may not be known until a date subsequent to their occurrence.

The Corporation’s operations, the market, and business environment are routinely monitored, and judgments and assessments are made to determine whether an event has occurred that indicates a possible impairment. If such an event has occurred, an estimate is made of the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset belongs. Recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In determining fair value, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model such as discounted cash flows is used. Value in use is the present value of the estimated future cash flows expected to be derived from the asset from its continued use and ultimate disposal by the Corporation. If the recoverable amount is less than the carrying amount of the asset or CGU, an asset impairment loss is recognized in net earnings, and the asset’s carrying amount is reduced to its recoverable amount.

At each reporting date, an assessment is made whether there is any indication that an impairment loss previously recognized may no longer exist or may have decreased. If such indication exists, the recoverable amount of the asset or CGU to which the asset belongs is estimated and the impairment loss previously recognized is reversed if there has been an increase in the recoverable amount. Where an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the lesser of the revised estimate of its recoverable amount or the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized previously. A reversal of an impairment loss is recognized in net earnings.

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J. Goodwill

Goodwill arising in a business combination is recognized as an asset at the date control is acquired. Goodwill is measured as the cost of an acquisition plus the amount of any non-controlling interest in the acquiree (if applicable) less the fair value of the related identifiable assets acquired and liabilities assumed.

Goodwill is not subject to amortization, but is tested for impairment at least annually, or more frequently, if an analysis of events and circumstances indicate that a possible impairment may exist. These events could include a significant change in financial position of the CGUs or groups of CGUs to which the goodwill relates or significant negative industry or economic trends. For impairment purposes, goodwill is allocated to each of the Corporation’s CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination in which the goodwill arose. To test for impairment, the recoverable amount of the CGUs or groups of CGUs to which the goodwill relates is compared to its carrying amount. If the recoverable amount is less than the carrying amount, an impairment loss is recognized in net earnings immediately, by first reducing the carrying amount of the goodwill, and then by reducing the carrying amount of the other assets in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods.

K. Project Development Costs

Project development costs include external, direct, and incremental costs that are necessary for completing an acquisition or construction project. These costs are recognized as operating expenses until construction of a plant or acquisition of an investment is likely to occur, there is reason to believe that future costs are recoverable, and that efforts will result in future value to the Corporation, at which time the costs incurred subsequently are included in other assets. The appropriateness of capitalization of these costs is evaluated each reporting period, and amounts capitalized for projects no longer probable of occurring are charged to net earnings.

L. Income Taxes

The Corporation uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis (temporary differences). A deferred income tax asset may also be recognized for the benefit expected from unused tax credits and losses available for carryforward, to the extent that it is probable that future taxable earnings will be available against which the tax credits and losses can be applied. Deferred income tax assets and liabilities are measured based on income tax rates and tax laws that are enacted or substantively enacted by the end of the reporting period and that are expected to apply in the years in which temporary differences are expected to be realized or settled. Deferred income tax is charged or credited to net earnings, except when related to items charged or credited to either OCI or directly to equity. The carrying amount of deferred income tax assets is evaluated at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be realized.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

M. Employee Future Benefits

The Corporation has defined benefit pension and other post-employment benefit plans. The current service cost of providing benefits under the defined benefit plans is determined using the projected unit credit method pro-rated based on service. The net interest cost is determined by applying the discount rate to the net defined benefit liability. The discount rate used to determine the present value of the defined benefit obligation, and the net interest cost, is determined by reference to market yields at the end of the reporting period on high-quality corporate bonds with terms and currencies that match the estimated terms and currencies of the benefit obligations. Remeasurements, which include actuarial gains and losses and the return on plan assets (excluding net interest), are recognized through OCI in the period in which they occur. Actuarial gains and losses arise from experience adjustments and changes in actuarial assumptions. Remeasurements are not reclassified to profit or loss, from OCI, in subsequent periods.

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Gains or losses arising from either a curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. When the restructuring of a benefit plan gives rise to a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

In determining whether statutory minimum funding requirements of the Corporation’s defined benefit pension plans give rise to recording an additional liability, letters of credit provided by the Corporation as security are considered to alleviate the funding requirements. No additional liability results in these circumstances.

Contributions payable under defined contribution pension plans are recognized as a liability and an expense in the period in which the services are rendered.

N. Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) as a result of a past event, it is probable that the Corporation will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. A legal obligation can arise through a contract, legislation, or other operation of law. A constructive obligation arises from an entity’s actions whereby through an established pattern of past practice, published policies, or a sufficiently specific current statement, the entity has indicated it will accept certain responsibilities and has thus created a valid expectation that it will discharge those responsibilities. The amount recognized as a provision is the best estimate, remeasured at each period-end, of the expenditures required to settle the present obligation, considering the risks and uncertainties associated with the obligation. Where expenditures are expected to be incurred in the future, the obligation is measured at its present value using a current market-based, risk-adjusted interest rate.

The Corporation records a decommissioning and restoration provision for all generating facilities and mine sites for which it is legally or constructively required to remove the facilities at the end of their useful lives and restore the plant or mine sites. For some hydro facilities, the Corporation is required to remove the generating equipment, but is not required to remove the structures. Initial decommissioning provisions are recognized at their present value when incurred. Each reporting date, the Corporation determines the present value of the provision using the current discount rates that reflect the time value of money and associated risks. The Corporation recognizes the initial decommissioning and restoration provisions, as well as changes resulting from revisions to cost estimates and period-end revisions to the market-based, risk-adjusted discount rate, as a cost of the related PP&E (see Note 2(G)). The accretion of the net present value discount is charged to net earnings each period and is included in net interest expense. Where the Corporation expects to receive reimbursement from a third party for a portion of future decommissioning costs, the reimbursement is recognized as a separate asset when it is virtually certain that the reimbursement will be received. Decommissioning and restoration obligations for coal mines are incurred over time, as new areas are mined, and a portion of the provision is settled over time as areas are reclaimed prior to final pit reclamation. Reclamation costs for mining assets are recognized on a unit-of-production basis.

Changes in other provisions resulting from revisions to estimates of expenditures required to settle the obligation or period-end revisions to the market-based, risk-adjusted discount rate are recognized in net earnings. The accretion of the net present value discount is charged to net earnings each period and is included in net interest expense.

O. Share-Based Payments

The Corporation measures share-based awards compensation expense at grant date fair value and recognizes the expense over the vesting period based on the Corporation’s estimate of the number of units that will eventually vest. Any award that vests in instalments is accounted for as a separate award with its own distinct fair value measurement.

Compensation expense associated with equity-settled and cash-settled awards are recognized within equity and liability, respectively. The liability associated with cash-settled awards is remeasured to fair value at each reporting date up to, and including, the settlement date, with changes in fair value recognized within compensation expense.

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P. Emission Credits and Allowances

Emission credits and allowances are recorded as inventory at cost. Those purchased for use by the Corporation are recorded at cost and are carried at the lower of weighted average cost and net realizable value. Credits granted to, or internally generated by, TransAlta are recorded at nil. Emission liabilities are recorded using the best estimate of the amount required by the Corporation to settle its obligation in excess of government-established caps and targets. To the extent compliance costs are recoverable under the terms of contracts with third parties, the amounts are recognized as revenue in the period of recovery.

Emission credits and allowances that are held for trading and that meet the definition of a derivative are accounted for using the fair value method of accounting. Emission credits and allowances that do not satisfy the criteria of a derivative are accounted for using the accrual method.

Q. Assets Held for Sale

Assets are classified as held for sale if their carrying amount will be recovered primarily through a sale as opposed to continued use by the Corporation. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment is recognized in net earnings. Depreciation and equity accounting ceases when an asset or equity investment, respectively, is classified as held for sale. Assets classified as held for sale are reported as current assets in the Consolidated Statements of Financial Position.

R. Leases

A lease is an arrangement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Power purchase arrangements (“PPA”) and other long-term contracts may contain, or may be considered, leases where the fulfillment of the arrangement is dependent on the use of a specific asset (e.g. a generating unit) and the arrangement conveys to the customer the right to use that asset.

Where the Corporation determines that the contractual provisions of a contract contain, or are, a lease and result in the customer assuming the principal risks and rewards of ownership of the asset, the arrangement is a finance lease. Assets subject to finance leases are not reflected as PP&E and the net investment in the lease, represented by the present value of the amounts due from the lessee, is recorded in the Consolidated Statements of Financial Position as a financial asset, classified as a finance lease receivable. The payments considered to be part of the leasing arrangement are apportioned between a reduction in the lease receivable and finance lease income. The finance lease income element of the payments is recognized using a method that results in a constant rate of return on the net investment in each period and is reflected in finance lease income on the Consolidated Statements of Earnings (Loss).

Where the Corporation determines that the contractual provisions of a contract contain, or are, a lease and result in the Corporation retaining the principal risks and rewards of ownership of the asset, the arrangement is an operating lease. For operating leases, the asset is, or continues to be, capitalized as PP&E and depreciated over its useful life. Rental income, including contingent rent, from operating leases is recognized over the term of the arrangement and is reflected in revenue on the Consolidated Statements of Earnings (Loss). Contingent rent may arise when payments due under the contract are not fixed in amount but vary based on a future factor such as the amount of use or production.

Leasing or other contractual arrangements that transfer substantially all of the risks and rewards of ownership to the Corporation are considered finance leases. A leased asset and lease obligation are recognized at the lower of the fair value or the present value of the minimum lease payments. Lease payments are apportioned between interest expense and a reduction of the lease liability. Contingent rents are charged as expenses in the periods incurred. The leased asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

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S. Borrowing Costs

TransAlta capitalizes borrowing costs that are directly attributable to, or relate to general borrowings used for, the construction of qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for their intended use and typically include generating facilities or other assets that are constructed over periods of time exceeding 12 months. Borrowing costs are considered to be directly attributable if they could have been avoided if the expenditure on the qualifying asset had not been made. Borrowing costs that are capitalized are included in the cost of the related PP&E component. Capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the asset for its intended use are complete.

All other borrowing costs are expensed in the period in which they are incurred.

T. Non-Controlling Interests

Non-controlling interests arise from business combinations in which the Corporation acquires less than a 100 per cent interest. Non-controlling interests are initially measured at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The Corporation determines on a transaction by transaction basis which measurement method is used. Non-controlling interests also arise from other contractual arrangements between the Corporation and other parties, whereby the other party has acquired an interest in a specified asset or operation, and the Corporation retains control.

Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased by the non-controlling interest’s share of subsequent changes in equity and payments to the non-controlling interest. Total comprehensive income is attributed to the non-controlling interests even if this results in the non-controlling interests having a negative balance.

U. Joint Arrangements

A joint arrangement is a contractual arrangement that establishes the terms by which two or more parties agree to undertake and jointly control an economic activity. TransAlta’s joint arrangements are generally classified as two types: joint operations and joint ventures.

A joint operation arises when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. Generally, each party takes a share of the output from the asset and each bears an agreed upon share of the costs incurred in respect of the joint operation. The Corporation reports its interests in joint operations in its consolidated financial statements using the proportionate consolidation method by recognizing its share of the assets, liabilities, revenues, and expenses in respect of its interest in the joint operation.

In a joint venture, the venturers do not have rights to individual assets or obligations of the venture. Rather, each venturer has rights to the net assets of the arrangement. The Corporation reports its interests in joint ventures using the equity method. Under the equity method, the investment is initially recognized at cost and the carrying amount is increased or decreased to recognize the Corporation’s share of the joint venture’s net earnings or loss after the date of acquisition. The impact of transactions between the Corporation and joint ventures is eliminated based on the Corporation’s ownership interest. Distributions received from joint ventures reduce the carrying amount of the investment. Any excess of the cost of an acquisition less the fair value of the recognized identifiable assets, liabilities, and contingent liabilities of an acquired joint venture is recognized as goodwill and is included in the carrying amount of the investment and is assessed for impairment as part of the investment.

Investments in joint ventures are evaluated for impairment at each reporting date by first assessing whether there is objective evidence that the investment is impaired. If such objective evidence is present, an impairment loss is recognized if the investment’s recoverable amount is less than its carrying amount. The investment’s recoverable amount is determined as the higher of value in use and fair value less costs of disposal.

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V. Government Incentives

Government incentives are recognized when the Corporation has reasonable assurance that it will comply with the conditions associated with the incentive and that the incentive will be received. When the incentive relates to an expense item, it is recognized in net earnings over the same period in which the related costs or revenues are recognized. When the incentive relates to an asset, it is recognized as a reduction of the carrying amount of PP&E and released to earnings as a reduction in depreciation over the expected useful life of the related asset.

W. Earnings per Share

Basic earnings per share is calculated by dividing net earnings attributable to common shareholders by the weighted average number of common shares outstanding in the year.

Diluted earnings per share is calculated by dividing net earnings attributable to common shareholders, adjusted for the after-tax effects of dividends, interest, or other changes in net earnings that would result from potential dilutive instruments, by the weighted average number of common shares outstanding in the year, adjusted for additional common shares that would have been issued on the conversion of all potential dilutive instruments.

X. Business Combinations

Transactions in which the acquisition constitutes a business are accounted for using the acquisition method. Identifiable assets acquired and liabilities assumed are measured at their acquisition date fair values. Goodwill is measured as the excess of the fair value of consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed.

Acquisition-related costs to effect the business combination, with the exception of costs to issue debt or equity securities, are recognized in net earnings as incurred.

Y. Stripping Costs

A mine stripping activity asset is recognized when all of the following are met: i) it is probable that the future benefit associated with improved access to the coal reserves associated with the stripping activity will be realized; ii) the component of the coal reserve to which access has been improved can be identified; and iii) the costs related to the stripping activity associated with that component can be measured reliably. Costs include those directly incurred to perform the stripping activity as well as an allocation of directly attributable overheads. The resulting stripping activity asset is amortized on a unit-of-production basis over the expected useful life of the identified component that it relates to. The amortization is recognized as a component of the standard cost of coal inventory.

Z. Significant Accounting Judgments and Key Sources of Estimation Uncertainty

The preparation of financial statements requires management to make judgments, estimates, and assumptions that could affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingent assets and liabilities during the period. These estimates are subject to uncertainty. Actual results could differ from those estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations.

In the process of applying the Corporation’s accounting policies, management has to make judgments and estimates about matters that are highly uncertain at the time the estimate is made and that could significantly affect the amounts recognized in the consolidated financial statements. Different estimates with respect to key variables used in the calculations, or changes to estimates, could potentially have a material impact on the Corporation’s financial position or performance. The key judgments and sources of estimation uncertainty are described below:

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I. Impairment of PP&E and Goodwill

Impairment exists when the carrying amount of an asset, CGU or group of CGUs to which goodwill relates exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. An assessment is made at each reporting date as to whether there is any indication that an impairment loss may exist or that a previously recognized impairment loss may no longer exist or may have decreased. In determining fair value less costs of disposal, information about third-party transactions for similar assets is used and if none is available, other valuation techniques, such as discounted cash flows, are used. Value in use is computed using the present value of management’s best estimates of future cash flows based on the current use and present condition of the asset. In estimating either fair value less costs of disposal or value in use using discounted cash flow methods, estimates and assumptions must be made about sales prices, cost of sales, production, fuel consumed, capital expenditures, retirement costs, and other related cash inflows and outflows over the life of the facilities, which can range from 30 to 60 years. In developing these assumptions, management uses estimates of contracted and future market prices based on expected market supply and demand in the region in which the plant operates, anticipated production levels, planned and unplanned outages, changes to regulations, and transmission capacity or constraints for the remaining life of the facilities. Discount rates are determined by employing a weighted average cost of capital methodology that is based on capital structure, cost of equity, and cost of debt assumptions based on comparable companies with similar risk characteristics and market data as the asset, CGU, or group of CGUs subject to the test. These estimates and assumptions are susceptible to change from period to period and actual results can, and often do, differ from the estimates, and can have either a positive or negative impact on the estimate of the impairment charge, and may be material. The impairment outcome can also be impacted by the determination of CGUs or groups of CGUs for asset and goodwill impairment testing. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, and goodwill is allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the acquisition from which the goodwill arose. The allocation of goodwill is reassessed upon changes in the composition of segments, CGUs, or groups of CGUs. In respect of determining CGUs, significant judgment is required to determine what constitutes independent cash flows between power plants that are connected to the same system. The Corporation evaluates the market design, transmission constraints, and the contractual profile of each facility, as well as the Corporation’s own commodity price risk management plans and practices, in order to inform this determination. With regard to the allocation or reallocation of goodwill, significant judgment is required to evaluate synergies and their impacts. Minimum thresholds also exist with respect to segmentation and internal monitoring activities. The Corporation evaluates synergies with regards to opportunities from combined talent and technology, functional organization, future growth potential, and considers its own performance measurement processes in making this determination. Information regarding significant judgments and estimates in respect of impairment during 2014 to 2016 is found in Notes 6 and 17.

II. Leases

In determining whether the Corporation’s PPAs and other long-term electricity and thermal sales contracts contain, or are, leases, management must use judgment in assessing whether the fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys the right to use the asset. For those agreements considered to contain, or be, leases, further judgment is required to determine whether substantially all of the significant risks and rewards of ownership are transferred to the customer or remain with the Corporation, to appropriately account for the agreement as either a finance or operating lease. These judgments can be significant and impact how the Corporation classifies amounts related to the arrangement as either PP&E or as a finance lease receivable on the Consolidated Statements of Financial Position, and therefore the amount of certain items of revenue and expense is dependent upon such classifications.

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III. Income Taxes

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which the Corporation operates. The process also involves making an estimate of income taxes currently payable and income taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the Consolidated Statements of Financial Position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that the Corporation’s future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. Management uses the Corporation’s long-range forecasts as a basis for evaluation of recovery of deferred income tax assets. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations, and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Differing assessments and applications than the Corporation’s estimates could materially impact the amounts recognized for deferred income tax assets and liabilities. See Note 10 for further details on the impacts of the Corporation’s tax policies.

IV. Financial Instruments and Derivatives

The Corporation’s financial instruments and derivatives are accounted for at fair value, with the initial and subsequent changes in fair value affecting earnings in the period the change occurs. The fair values of financial instruments and derivatives are classified within three levels, with Level III fair values determined using inputs for the asset or liability that are not readily observable. These fair value levels are outlined and discussed in more detail in Note 13. Some of the Corporation’s fair values are included in Level III because they are not traded on an active exchange or have terms that extend beyond the time period for which exchange-based quotes are available and require the use of internal valuation techniques or models to determine fair value.

The determination of the fair value of these contracts and derivative instruments can be complex and relies on judgments and estimates concerning future prices, volatility, and liquidity, among other factors. These fair value estimates may not necessarily be indicative of the amounts that could be realized or settled, and changes in these assumptions could affect the reported fair value of financial instruments. Fair values can fluctuate significantly and can be favourable or unfavourable depending on current market conditions. Judgment is also used in determining whether a highly probable forecasted transaction designated in a cash flow hedge is expected to occur based on the Corporation’s estimates of pricing and production to allow the future transaction to be fulfilled.

V. Joint Control

In January 2014, the Corporation, through a wholly owned subsidiary, formed an unincorporated joint venture named Fortescue River Gas Pipeline, of which it has a 43 per cent interest. Management, using judgment, assessed whether the Corporation’s sole partner had control over the joint venture, or whether joint control existed. The contractual terms of the joint venture agreement and the management agreement were reviewed and management concluded that joint control exists as decisions regarding the relevant activities of the joint venture require a special majority vote (at least 70 per cent in favour). Accordingly, the business is accounted for as a joint operation.

VI. Project Development Costs

Project development costs are capitalized in accordance with the accounting policy in Note 2(K). Management is required to use judgment to determine if there is reason to believe that future costs are recoverable, and that efforts will result in future value to the Corporation, in determining the amount to be capitalized.

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VII. Provisions for Decommissioning and Restoration Activities

TransAlta recognizes provisions for decommissioning and restoration obligations as outlined in Note 2(N) and Note 20. Initial decommissioning provisions, and subsequent changes thereto, are determined using the Corporation’s best estimate of the required cash expenditures, adjusted to reflect the risks and uncertainties inherent in the timing and amount of settlement. The estimated cash expenditures are present valued using a current, risk-adjusted, market-based, pre-tax discount rate. A change in estimated cash flows, market interest rates, or timing could have a material impact on the carrying amount of the provision.

VIII. Useful Life of PP&E

Each significant component of an item of PP&E is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, the potential for technological obsolescence, and regulations. The useful lives of PP&E are reviewed at least annually to ensure they continue to be appropriate. Information on changes in useful lives of facilities is disclosed in Note 3(A)(II).

IX. Employee Future Benefits

The Corporation provides pension and other post-employment benefits, such as health and dental benefits, to employees. The cost of providing these benefits is dependent upon many factors, including actual plan experience and estimates and assumptions about future experience.

The liability for pension and post-employment benefits and associated costs included in annual compensation expenses are impacted by estimates related to:

▪                  employee demographics, including age, compensation levels, employment periods, the level of contributions made to the plans, and earnings on plan assets,

▪                  the effects of changes to the provisions of the plans, and

▪                  changes in key actuarial assumptions, including rates of compensation and health-care cost increases, and discount rates.

Due to the complexity of the valuation of pension and post-employment benefits, a change in the estimate of any one of these factors could have a material effect on the carrying amount of the liability for pension and other post-employment benefits or the related expense. These assumptions are reviewed annually to ensure they continue to be appropriate. See Note 27 for disclosures on employee future benefits.

X. Other Provisions

Where necessary, TransAlta recognizes provisions arising from ongoing business activities, such as interpretation and application of contract terms, ongoing litigation, and force majeure claims. These provisions, and subsequent changes thereto, are determined using the Corporation’s best estimate of the outcome of the underlying event and can also be impacted by determinations made by third parties, in compliance with contractual requirements. The actual amount of the provisions that may be required could differ materially from the amount recognized. More information is disclosed in Notes 4 and 20 with respect to other provisions.

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3. Accounting Changes

A. Current Accounting Changes

I. Operating and Reportable Segments

During the first quarter, the Corporation disaggregated presentation of the previous Gas reportable segment into its two operating segments: Canadian Gas and Australian Gas. Previously included legacy costs of the non-operating U.S. Gas function have been reallocated to U.S. Coal to align with management’s internal monitoring practices. Comparative segmented results for 2015 and 2014 have been restated to align with separate reporting of the two segments and the reallocation of the non-operating costs.

II. Change in Estimates - Useful Lives

As a result of the Alberta Off-Coal Arrangement described in Note 4(A), the Corporation will cease coal-fired emissions by the end of 2030. On Jan. 1, 2017, the useful lives of the PP&E and amortizable intangibles associated with the Alberta coal assets were reduced to 2030. The useful lives may be revised or extended in compliance with the Corporation’s accounting policies, dependent upon future operating decisions and events.

The Corporation entered into a Non-Utility Generator (“NUG”) Enhanced Dispatch Contract (the “NUG Contract”) for the Mississauga plant in December 2016 as described in Note 4(D). As a result, the useful life of the plant was shortened to the end of 2016.

B.  Future Accounting Changes

Accounting standards that have been previously issued by the IASB, but are not yet effective and have not been applied by the Corporation include:

I. IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces existing revenue recognition guidance with a single comprehensive accounting model. The model specifies that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. In April 2016, the IASB issued an amendment to IFRS 15 to clarify the identification of performance obligations, principal versus agent considerations, licenses of intellectual property, and transition practical expedients. IFRS 15, including the amendment, is required to be adopted either retrospectively or using a modified retrospective approach for annual periods beginning on or after Jan. 1, 2018, with earlier adoption permitted. IFRS 15 will be applied by the Corporation on Jan. 1, 2018.

The Corporation has created an implementation plan and is currently in the process of reviewing its various revenue streams and underlying contracts with customers to determine the impact that the adoption of IFRS 15 will have on its financial statements. The Corporation’s implementation plan includes an assessment of the impacts on processes and controls which may be significant. Based on the Corporation’s initial scoping assessment, we have identified sources of revenue that are accounted for as leases or financial instruments that are excluded from the scope of IFRS 15. Thus, the Corporation is currently focusing efforts on evaluating the effect of IFRS 15 on revenue contracts such as the Corporation’s long-term electricity and thermal contracts, contracts for the sale of renewable attributes, merchant power revenue, and contracts for the sale of generation byproducts.  Once the Corporation has developed the necessary accounting policies, estimates, judgments and processes with respect to the Corporation’s revenue streams, the incremental compilation of historical data to make reasonable quantitative estimates of the effects of the new standard will commence. The Corporation has made progress on the implementation plan for IFRS 15 during 2016; however, it is not yet possible to make a reliable estimate of the impact of IFRS 15 on the Corporation’s financial statements and disclosures.

The Corporation’s current estimate of the time and effort necessary to complete our implementation plan for IFRS 15 extends into mid to late 2017. The Corporation anticipates finalizing a decision with respect to our transition method by mid-2017.

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II.   IFRS 9 Financial Instruments

In July 2014, on completion of the impairment phase of the project to reform accounting for financial instruments and replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the final version of IFRS 9 Financial Instruments. IFRS 9 includes guidance on the classification and measurement of financial assets and financial liabilities, impairment of financial assets (i.e., recognition of credit losses), and a new hedge accounting model. IFRS 9 is effective for annual periods beginning on or after Jan. 1, 2018 with early application permitted. IFRS 9 will be applied by the Corporation on Jan. 1, 2018.

Under the classification and measurement requirements, financial assets must be classified and measured at either amortized cost, at fair value through profit or loss, or through OCI, depending on the basis of the entity’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. The classification requirements for financial liabilities are unchanged from IAS 39. IFRS 9 requirements address the problem of volatility in net earnings arising from an issuer choosing to measure certain liabilities at fair value and require that the portion of the change in fair value due to changes in the entity’s own credit risk be presented in OCI, rather than within net earnings.

The new general hedge accounting model is intended to be simpler and more closely focus on how an entity manages its risks, replaces the IAS 39 effectiveness testing requirements with the principle of an economic relationship, and eliminates the requirement for retrospective assessment of hedge effectiveness.

The new requirements for impairment of financial assets introduce an expected loss impairment model that requires more timely recognition of expected credit losses. IAS 39 impairment requirements are based on an incurred loss model where credit losses are not recognized until there is evidence of a trigger event.

The Corporation has created an implementation plan and is currently in the process of reviewing its various types of financial instruments to determine the potential impact. The Corporation’s implementation plan includes an assessment of the impacts on processes and controls that may be significant. Based on our initial assessments, the Corporation anticipates financial statement impacts resulting from the implementation of the expected loss impairment model. The assessment of the financial statement impacts of implementing the classification and measure of financial assets and liabilities and hedge accounting model under IFRS 9 are ongoing. The Corporation has made progress on the implementation plan for IFRS 9 during 2016; however, it is not yet possible to make a reliable estimate of the impact of IFRS 9 on our financial statements and disclosures. The Corporation’s current estimate of the time and effort necessary to complete our implementation plan for IFRS 9 extends into mid to late 2017.

III.      IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaces the current IFRS guidance on leases. Under current guidance, lessees are required to determine if the lease is a finance or operating lease, based on specified criteria. Finance leases are recognized on the statement of financial position, while operating leases are not. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for virtually all lease contracts. An optional exemption to not recognize certain short-term leases and leases of low value can be applied by lessees. For lessors, the accounting remains essentially unchanged.  IFRS 16 is effective for annual periods beginning on or after Jan. 1, 2019, with early application permitted if IFRS 15 is also applied at the same time. The standard is required to be adopted either retrospectively or using a modified retrospective approach. IFRS 16 will be applied by the Corporation on Jan. 1, 2019.

The Corporation is in the process of completing its initial scoping assessment and expects to have an implementation plan in place by mid-2017. We anticipate most the effort under the implementation plan will occur in late 2017 through mid-2018. It is not yet possible to make reliable estimates of the potential impact of IFRS 16 on the Corporation’s financial statements and disclosures.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

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4. Significant Events

A. Alberta Off-Coal Agreement

On Nov. 24, 2016, the Corporation announced that it had entered into an agreement with the Government of Alberta (the “Government”) on transition payments for the cessation of coal-fired emissions from the Keephills 3, Genesee 3 and Sheerness coal-fired plants on or before Dec. 31, 2030.

Under the terms of the Off-Coal Agreement (“OCA”), the Corporation will receive annual cash payments of approximately $37.4 million, net to the Corporation, commencing in 2017 and terminating in 2030.  Receipt of the payments is subject to certain terms and conditions.  The Off-Coal Agreement’s main condition is the cessation of all coal-fired emissions on or before Dec. 31, 2030.  Other conditions include: maintaining prescribed spending on investment and investment related activities in Alberta; maintaining a significant business presence in Alberta (including through the maintenance of prescribed employment levels); and maintaining spending on programs and initiatives to support the communities surrounding the plants, the employees of the Corporation negatively impacted by the phase-out of coal generation, and fulfilling all obligations to affected employees.  The affected plants are not, however, precluded from generating electricity at any time by any method, other than the combustion of coal.

The Corporation entered into a Memorandum of Understanding with the Government to collaborate and co-operate in the development of a policy framework to facilitate coal-to-gas fired conversions and renewable electricity development, and ensure existing generation is able to effectively participate in a future capacity market to be developed for the Province of Alberta.

B. Force Majeure Relief - Keephills 1

Keephills 1 tripped off-line on March 5, 2013, due to a suspected winding failure within the generator. After extensive testing and analysis, it was determined that a full rewind of the generator stator was required. After completing the repairs, the unit returned to service on Oct. 6, 2013. The Corporation claimed force majeure relief on March 26, 2013. The buyer, ENMAX, disputed the claim of force majeure, which triggered the need for an arbitration hearing that took place in May 2016. On Nov. 18, 2016, the Corporation announced that the independent arbitration panel confirmed the Corporation’s claim for force majeure relief. Accordingly, the Corporation reversed a provision of approximately $94 million. The buyer and the Balancing Pool are seeking to appeal or set the arbitration panel’s decision aside in the Court of Queen’s Bench of Alberta. TransAlta is opposing these steps and believes they are without merit. No provision has been recognized with respect to this.

C. Poplar Creek Financing

On Dec. 7, 2016, the Corporation announced that its indirect wholly owned subsidiary, TAPC Holdings LP (“TAPCLP”), which holds the Corporation’s interest in the Poplar Creek cogeneration facility, completed the private placement of a $202.5 million aggregate principal amount of senior secured floating rate bonds. The bonds, which mature on Dec. 31, 2030, are secured by a first ranking charge over the equity interests of the issuer that issued such bonds. The bonds are amortizing and bear interest for each quarterly interest period at a rate per annum equal to the three-month Canadian Dollar Offered Rate in effect on the first day of such quarterly interest period plus 395 basis points. The interest rate for the initial period commencing on the date of issue and ending on Dec. 31, 2016 is 4.828% per annum.

D. Mississauga Cogeneration Facility NUG Contract

On Dec. 22, 2016, the Corporation announced it had signed the NUG Contract with the Ontario’s Independent Electricity System Operator (the “IESO)” for its Mississauga cogeneration facility. The NUG Contract is effective on Jan. 1, 2017, and in conjunction with the execution of the NUG Contract, the Corporation agreed to terminate effective Dec. 31, 2016, the facility’s existing contract with the Ontario Electricity Financial Corporation, which would have otherwise terminated December 2018.

The NUG Contract provides the Corporation with fixed monthly payments until Dec. 31, 2018, with no delivery obligations, and maintains the Corporation’s operational flexibility to pursue opportunities for the facility to meet power market needs in northeastern Ontario. Further details on the NUG Contract and its impact to these financial statements can be found in Note 8.

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E. Wintering Hills Assets Held for Sale

The Corporation acquired its interest in Wintering Hills in 2015 in connection with the restructuring of the arrangements associated with its Poplar Creek cogeneration facility. At Dec. 31, 2016, the criteria for Wintering Hills to be classified as held for sale were met. The assets held for sale are measured at the lower of carrying amount and fair value less costs to sell. Accordingly, the Corporation has recorded an impairment charge of $28 million, included in the Wind and Solar segment.

F. Project Financing of a Quebec Wind Asset by TransAlta Renewables

On June 3, 2016, TransAlta Renewables Inc.’s (“TransAlta Renewables”) indirect wholly-owned subsidiary, New Richmond Wind L.P. (the “NRWLP”), closed a bond offering of approximately $159 million, which is secured by a first ranking charge over all assets of the NRWLP. The bonds are amortizing and bear interest at a rate of 3.963 per cent, payable semi-annually, and mature on June 30, 2032.

G. Investment in and Acquisition by TransAlta Renewables of the Sarnia Cogeneration Plant, Le Nordais Wind Farm, and Ragged Chute Hydro Facility (the “Canadian Assets”)

On Jan. 6, 2016, TransAlta Renewables completed its investment in an economic interest based on the cash flows of the Corporation’s Canadian Assets for a combined aggregate value of approximately $540 million. The Canadian Assets consist of approximately 611 megawatts (“MW”) of highly contracted power generation assets located in Ontario and Québec. The transaction was originally announced on Nov. 23, 2015.

As consideration, TransAlta Renewables provided to the Corporation $173 million in cash, issued 15,640,583 common shares with an aggregate value of $152 million, and issued a $215 million convertible unsecured subordinated debenture. The debenture issued by TransAlta Renewables to the Corporation is on an interest-only basis at a coupon of 4.5 per cent per annum payable semi-annually in arrears on June 30 and December 31, and will mature on Dec. 31, 2020. On the maturity date, the Corporation will have the right, at its sole option, to convert the outstanding principal amount of the debenture, in whole or in part, into common shares of TransAlta Renewables at a conversion price of $13.16 per common share, being a 35 per cent premium to the offering price on the closing date of the investment in the Canadian Assets. If TransAlta does not exercise its conversion option, TransAlta Renewables may satisfy the principal obligation by issuing common shares with a unit value corresponding to 95 per cent of its then-current common share value.

TransAlta Renewables funded the cash proceeds through the public issuance of 17,692,750 subscription receipts at a price of $9.75 per subscription receipt. Upon the closing of the transaction, each holder of subscription receipts received, for no additional consideration, one common share of TransAlta Renewables and a cash dividend equivalent payment of $0.07 for each subscription receipt held. As a result, TransAlta Renewables issued 17,692,750 common shares and paid a total dividend equivalent of $1 million. Share issuance costs amounted to $8 million, net of $2 million income tax recovery.

On Nov. 30, 2016, TransAlta Renewables acquired direct ownership of the Canadian Assets from the Corporation for a purchase price of $520 million by issuing a promissory note.  At the same time, the Corporation’s subsidiary redeemed the preferred shares that it had issued to TransAlta Renewables in January 2016 when TransAlta Renewables acquired an economic interest in the Canadian Assets as described above for $520 million. The two transactions were subject to a set-off arrangement and resulted in no cash payments. TransAlta Renewables also acquired working capital and certain capital spares totalling $19 million, through the issuance of a non-interest bearing loan payable to the Corporation.

The acquisition of the Canadian Assets was accounted for by TransAlta Renewables as a business combination under common control, requiring the application of the pooling of interests method of accounting, whereby the Canadian Assets’ assets and liabilities acquired were recognized at the book values previously recognized by TransAlta at Nov. 30, 2016, and not at their fair values. As a result, the Corporation recognized a transfer of equity from the non-controlling interests in the amount of $38 million.

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H. Restructured Poplar Creek Contract and Acquisition of Wind Farms

On Sept. 1, 2015, the Corporation and Suncor Energy (“Suncor”) restructured their arrangement for power generation services at Suncor’s oil sands base site near Fort McMurray, Alberta.

The Corporation’s Poplar Creek cogeneration facility, which has a maximum capacity of 376 MW, had been built and contracted to provide steam and electricity to Suncor until 2023 and is recorded in the gas segment. Under the terms of the new arrangement, Suncor acquired from TransAlta two steam turbines with an installed capacity of 132 MW and certain transmission interconnection assets. The Corporation retained two gas turbines and heat recovery steam generators (“gas generators”), which are leased to Suncor. Suncor assumed full operational control of the cogeneration facility, including responsibility for all capital costs, and has the right to use the full 244 MW capacity of the Corporation’s gas generators until Dec. 31, 2030. The Corporation provides Suncor with centralized monitoring, diagnostics, and technical support to maximize performance and reliability of plant equipment. Ownership of the entire Poplar Creek cogeneration facility will transfer to Suncor in 2030. As the new contract was determined to constitute a finance lease, the full carrying amounts of the facility were derecognized.

As part of the transaction, the Corporation acquired Suncor’s interest in two wind farms: the 20 MW Kent Breeze facility located in Ontario and Suncor’s 51 per cent interest in the 88 MW Wintering Hills facility located in Alberta. The Corporation’s interest in the Wintering Hills facility was accounted for as a joint operation. At Dec. 31, 2016, the Wintering Hills facility is classified as assets held for sale (see Note 4(E)).

The following table outlines the impacts of the transaction on closing in 2015, including assets and liabilities disposed of and the fair value of assets acquired and liabilities assumed:

Assets
Finance lease receivable(1)	372
Property, plant, and equipment	104
Intangibles	37
Net working capital	2
Total assets acquired	515

Liabilities
Decomissioning and restoration provision	3
Net assets acquired	512

Consideration transferred
Property, plant, and equipment	234
Net working capital	27
Decommissioning and restoration provision	(11)
Carrying amount of transferred net assets	250

Gain recognized	262

(1) Future payments under the finance lease include $57 million annually from 2016 to 2018, and $20 million annually from 2019 to 2030. Payments have been discounted at a rate of 2.68%, based on comparative yield on borrowings of the counterparty with equivalent maturities at the time of closing.

The acquired wind farms’ contribution to the Corporation’s revenue and operating income since the date of acquisition until Dec. 31, 2015, was nominal. Had the acquisition taken place at the beginning of 2015, the wind farms would have contributed $8 million to revenues and reduced earnings before taxes by $2 million.

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I. U.S. Solar and Wind Acquisition

On Oct. 1, 2015, the Corporation closed the acquisition of 100 per cent of the membership interests of Odin Wind Power LLC, owner of the 50 MW Lakeswind wind facility located in Minnesota, for cash consideration of $49 million and the assumption of certain tax equity obligations. The facility is contracted under long-term power purchase agreements until 2034.

On Sept. 1, 2015, the Corporation closed the acquisition of 100 per cent of the membership interests of RC Solar LLC for cash consideration of $55 million. The assets acquired include 21 MW of fully contracted solar projects located in Massachusetts, which are contracted under long-term power purchase agreements ranging from 20 to 30 years, and are qualified under phase one of the Massachusetts Solar Renewable Energy Credit program.

At the 2015 acquisition dates, the fair values of the identifiable assets and liabilities of Odin Wind Power LLC and RC Solar LLC were as follows:

Assets
Property, plant, and equipment	217
Inventory (SREC-I)	10
Net working capital	6
Total assets acquired	233

Liabilities
Non-recourse debt	55
Tax equity liability	50
Deferred tax liabilities(1)	18
Decomissioning and restoration provision	4
Total liabilities assumed	127

Total consideration transferred	106

 (1) The Corporation has recognized a corresponding deferred tax recovery in the Consolidated Statement of Earnings upon acquisition, representing deductible temporary differences now expected to be recovered.

The acquired assets’ contribution to the Corporation’s revenue and operating income since the date of acquisition until the end of Dec. 31, 2015, was nominal. Had the acquisition taken place at the beginning of 2015, the assets would have contributed $14 million to revenues and reduced earnings before taxes by $6 million.

J. Sale of Economic Interest in Australian Assets to TransAlta Renewables Inc.

On May 7, 2015, the Corporation closed the acquisition by TransAlta Renewables of an economic interest based on the cash flows of the Corporation’s Australian assets. The Corporation’s Australian assets consist of 575 MW of power generation from six operating assets and the South Hedland power project currently under construction, as well as the recently commissioned 270-kilometre gas pipeline. TransAlta Renewables’ investment consists of the acquisition of securities that, in aggregate, provide an economic interest based on cash flows of the Australian assets broadly equal to the underlying net distributable profits. The combined value of the transaction was $1.78 billion. The Corporation continues to own, manage, and operate the Australian assets.

With the closing of the transaction, the Corporation received net cash proceeds of $211 million as well as approximately $1,067 million through a combination of common shares and Class B shares of TransAlta Renewables. The Class B shares provide voting rights equivalent to the common shares, are non-dividend paying, and will convert into common shares once the South Hedland power project is completed and commissioned.

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The number of common shares that the Corporation will receive on the conversion of the Class B shares will be adjusted to reflect the actual amount funded by TransAlta Renewables for the construction and commissioning of the South Hedland power project relative to target costs of $491 million.

TransAlta Renewables funded the cash proceeds through the public issuance of 17,858,423 common shares at a price of $12.65 per share. The offering closed in two parts on April 15 and 23, 2015. TransAlta Renewables shareholder approval was received on May 7, 2015. TransAlta Renewables received approximately $226 million in gross proceeds, and in total, incurred $11 million in share issue costs, net of $3 million of income tax recovery. Proceeds to equity were further reduced by dividend- equivalent payments of $1 million.

K. Sale of TransAlta Renewables Shares to Alberta Investment Management Corporation

On Nov. 26, 2015, the Corporation completed the sale to Alberta Investment Management Corporation (“AIMCo”) of 20,512,820 common shares of TransAlta Renewables for gross proceeds of $200 million (net proceeds of $193 million). As a result, TransAlta’s ownership interest was reduced from approximately 76.1 per cent to approximately 66.6 per cent (including the Class B common shares).

As part of the AIMCo investment, TransAlta Renewables granted to AIMCo a pre-emptive right to purchase such number of common shares of TransAlta Renewables in respect of any future offerings of common shares, or securities convertible into common shares, in order to allow AIMCo to maintain its proportionate shareholdings in TransAlta Renewables, provided that AIMCo’s ownership remains above a specific threshold.

L. Restructuring Provision

On Jan. 14, 2015, the Corporation initiated a significant cost-reduction initiative at its Canadian Coal power generation operations, resulting in the elimination of positions. On Sept. 29, 2015, the Corporation further reduced its overhead costs by eliminating positions primarily at its corporate head office in Calgary.

M. Changes in Internal Capitalization of U.S. Entities

On Dec. 15, 2015, the Corporation partially redeemed its net investment in a wholly owned subsidiary. As a result, the Corporation reclassified from OCI pro rata cumulative translation gains of $10 million, offset by related pro rata cumulative after-tax losses of $6 million from the net investment hedge.

N. Disposal of CE Generation, LLC

On June 12, 2014, the Corporation closed the sale of its 50 per cent ownership of CE Generation, LLC, CalEnergy LLC, and the Blackrock development project to MidAmerican Renewables for gross proceeds of US$200.5 million. The original consideration of US$188.5 million was increased as a result of a US$12 million contribution made by the Corporation in May 2014. As a result of the sale, the Corporation recognized a pre-tax gain of $1 million ($2 million after-tax) as part of the gain on sale of assets.

On Nov. 25, 2014, the Corporation closed the sale of its 50 per cent ownership of Wailuku Holding Company, LLC for gross proceeds of US$5 million. A pre-tax gain of $1 million ($1 million after-tax) was recognized as part of the gain on sale of assets.

The gains include reclassified cumulative translation gains of $7 million on the divested net assets, offset by related cumulative after-tax losses of $7 million from the related net investment hedge.

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5. Expenses by Nature

Expenses classified by nature are as follows:

Year ended Dec. 31	2016		2015		2014
	Fuel and purchased power	Operations, maintenance, and administration	Fuel and purchased power	Operations, maintenance, and administration	Fuel and purchased power	Operations, maintenance, and administration
Fuel	755	-	775	-	937	-
Coal inventory writedown (recovery)	(4)	-	22	-	19	-
Purchased power	143	-	147	-	75	-
Mine depreciation	63	-	59	-	56	-
Salaries and benefits	6	249	5	250	5	280
Other operating expenses	-	240	-	242	-	262
Total	963	489	1,008	492	1,092	542

6. Asset Impairment Charges and Reversals

As part of the Corporation’s monitoring controls, long-range forecasts are prepared for each CGU. The long-range forecast estimates are used to assess the significance of potential indicators of impairment and provide criteria to evaluate adverse changes in operations.  The Corporation also considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. When indicators of impairment are present, the Corporation estimates a recoverable amount for each CGU by calculating an approximate fair value less costs of disposal using discounted cash flow projections based on the Corporation’s long-range forecasts. The valuations used are subject to measurement uncertainty based on assumptions and inputs to the Corporation’s long-range forecast, including changes to fuel costs, operating costs, capital expenditures, external power prices, and useful lives of the assets extending to the last planned asset retirement in 2073.

A. 2016

In 2016, the Corporation concluded that an indicator of possible impairment existed with respect to its U.S. Coal facility as the plant has merchant exposure and price expectations in the Pacific Northwest region continued to decline. The results of the impairment analysis are outlined in section III below.

During 2016, uncertainty continued to exist within the province of Alberta regarding the government’s previously announced Climate Leadership Plan and the future design parameters of the electricity market. Additionally, economic conditions, while more stable than in 2015, contributed to continued over-supply conditions and depressed market prices. The Corporation assessed whether these factors presented an indicator of impairment for its Alberta Merchant CGU, and in consideration of the composition of this CGU and events arising during the latter part of 2016, which are more fully discussed below in I, determined that no indicators of impairment were present with respect to the Alberta Merchant CGU. Due to this determination, the Corporation did not perform an in-depth impairment analysis, but sensitivities associated with these factors were performed to confirm the continued existence of an adequate excess of estimated recoverable amount over net book value.

Through the Corporation’s ongoing monitoring of potential factors, such as market, economic, and operating conditions, in other jurisdictions in which its plants operate, it concluded that no indicators of impairment were present as related to its other plants.

F32  TRANSALTA CORPORATION

There was one impairment charge of $28 million related to the Wintering Hills facility (see Note 4(E) and III below) and no reversals of impairment made during the year ended Dec. 31, 2016.

I. Alberta Merchant CGU

In 2015, the Government of Alberta announced its Climate Leadership Plan (“CLP”), which broadly called for the phase-out of coal-generated electricity by 2030, and proposed the imposition of additional compliance obligations for greenhouse gas (“GHG”) emissions in the province. In 2016, the Alberta government refined its approach to GHG by instituting a levy on carbon emissions in excess of defined limits, amounting to $20 per tonne in 2017 and $30 per tonne in 2018. At the federal level, the Canadian government announced its intention to implement a national price on greenhouse gas emissions. Under this proposal, beginning in 2018, there would be a price of $10 per tonne of carbon dioxide equivalent emitted, rising to $50 per tonne by 2022.

On Nov. 24, 2016, the Corporation reached an Off-Coal Agreement with the Alberta government to receive annual cash payments of approximately $37.4 million, net to the Corporation (see Note 4(A) for further details) in return for ceasing coal-fired generation by the end of 2030, among other conditions. Furthermore, the Corporation entered into a Memorandum of Understanding (the “MOU”) on Nov. 24, 2016, with the purpose of collaborating and co-operating to advance objectives of the Alberta Climate Leadership Plan. Specifically, the parties undertook to collaborate on, among other things:

▪                a move toward a capacity market, commencing in 2021, compared to the current energy-only market. Under a capacity market, generators are compensated for their available capacity;

▪                development of a policy and to facilitate the economic conversion of some coal-fired generation to natural-gas-fired generation in Alberta, including securing regulatory co-operation from the federal government; and

▪                policy development to address the value of carbon reductions in the generation of electricity from existing wind and hydro production, the development of effective supporting mechanisms to ensure that existing renewable generation is not adversely impacted by the implementation of a capacity market in Alberta, and the development of regulatory clarity and alignment so as to permit the economic and timely development of hydroelectric projects within Alberta.

The MOU does not create any legally binding obligations between the Alberta government and the Corporation and does not impose any obligations on, or constrain the discretion and authority of the Alberta government. The announcement of the intention to move to a capacity market is expected to impact the Alberta market mechanisms. The Alberta government has not provided further detail on the market rules or construct. The introduction of a capacity market to replace Alberta’s current market structure could impact the Corporation’s determination of the Alberta Merchant CGU; however, there is not currently sufficient information from the Alberta Government to determine if a change is required. The Corporation has not modified its previous conclusions on the determination of the Alberta Merchant CGU.

During the year, the Corporation monitored the potential impacts of the CLP and other announcements on the Alberta CGU.  A sensitivity analysis on these estimates to assess potential impacts of the Alberta and federal government policies on the carbon levy and GHG emissions, as well as the impacts of the Off-Coal Agreement and MOU. The analysis of the Alberta Merchant CGU continued to demonstrate a substantial cushion at the Alberta Merchant CGU due to the Corporation’s large merchant renewable fleet in the province.

II. Wintering Hills

On Jan. 26, 2017, the Corporation announced the sale of its 51 per cent interest in the Wintering Hills merchant wind facility for approximately $61 million (see Note 4(E)). In connection with this sale, the Wintering Hills assets were accounted for as held for sale at December 31, 2016. As required, the Corporation assessed the assets for impairment prior to classifying them as held for sale. Accordingly, the Corporation has recorded an impairment charge of $28 million using the purchase price in the sale agreement as the indicator of fair value less cost of disposal.

TRANSALTA CORPORATION  F33

III. U.S. Coal

The Corporation considered possible impairment at the U.S. Coal CGU utilizing a similar process as noted in the 2014 section below, and again found that the fair value less costs to sell approximates the current carrying amount. The Corporation estimated the fair value less costs of disposal of the CGU, a Level III fair value measurement, utilizing the Corporation’s long-range forecast and the following key assumptions:

Mid-Columbia annual average power prices	US$22.00 to US$46.00 per MWh
On-highway diesel fuel on coal shipments	US$1.69 to US$2.09 per gallon
Discount rates	5.4 to 5.7 per cent

B. 2015

In 2015, the Corporation concluded that an indicator of possible impairment existed with respect to its U.S. Coal facility as the plant has merchant exposure and price expectations in the Pacific Northwest region continued to decline. The results of the impairment analysis are outlined in section II below.

During 2016, uncertainty existed within the province of Alberta regarding the government’s announced Climate Leadership Plan. Additionally, economic conditions contributed to continued over-supply conditions and depressed market prices. The Corporation assessed whether these factors presented an indicator of impairment for its Alberta Merchant CGU, and determined that no indicators of impairment were present with respect to the Alberta Merchant CGU. See section I below for further assessment.

There were no impairment charges and one reversal of $2 million made during the year ended Dec. 31, 2015.

I. Alberta Merchant CGU

The slowdown in the oil and gas sector put Alberta into a recession, and placed downward pressure on demand as well as power prices. Further, on Nov. 20, 2015, the Government of Alberta announced its Climate Leadership Plan, which broadly calls for the phase-out of coal-generated electricity by 2030, and proposes the imposition of additional compliance obligations for GHG emissions in the province.

During the fourth quarter of 2015, the Corporation completed a sensitivity analysis on the estimates for the Alberta Merchant CGU to assess potential impacts of the proposed Alberta government policy on reducing GHG emissions, as well as the mandatory retirement of coal facilities by 2030. The sensitivity demonstrated an approximate fair value substantially in excess of the carrying amount of the Alberta Merchant CGU, and accordingly, no further test was performed. The excess is attributable to the Corporation’s large renewable fleet in the province.

II. U.S. Coal

The Corporation considered possible impairment at the U.S. Coal CGU utilizing a similar process as noted in the 2014 section below, and again found that the fair value, less costs to sell approximates the current carrying amount. The Corporation estimated the fair value less costs of disposal of the CGU, a Level III fair value measurement, utilizing the Corporation’s long-range forecast and the following key assumptions:

Mid-Columbia annual average power prices	US$24.00 to US$50.00 per MWh
On-highway diesel fuel on coal shipments	US$2.44 to US$2.90 per gallon
Discount rates	5.2 to 6.2 per cent

III. Centralia Gas

Impairment reversals of $2 million resulted from additional recoveries from the disposal of the Centralia gas plant in 2014.

B. 2014

In 2014, the Corporation concluded that an indicator of possible impairment existed with respect to its U.S. Coal facility as the plant has merchant exposure and price expectations in the Pacific Northwest region continued to decline. The results of the impairment analysis are outlined in section I below.

F34  TRANSALTA CORPORATION

I. U.S. Coal

As at Nov. 30, 2014, the Corporation identified the decrease in projected growth in Mid-Columbia power prices as an indicator that the U.S. Coal CGU could be impaired. The U.S. Coal CGU’s carrying amount at that date, net of associated long-term liabilities, was $372 million. The Corporation estimated the fair value less costs of disposal of the CGU, a Level III fair value measurement, utilizing the Corporation’s long-range forecast and the following key assumptions:

Mid-Columbia annual average power prices	US$31.00 to US$52.00 per MWh
On-highway diesel fuel on coal shipments	US$3.06 to US$3.37 per gallon
Discount rates	5.1 to 6.2 per cent

The valuation is subject to measurement uncertainty based on those assumptions, and on inputs to the Corporation’s long-range forecast, including changes to fuel costs, operating costs, capital expenses, and the level of contractedness under the Memorandum of Agreement for coal transition established with the State of Washington. The valuation period extended to the assumed decommissioning of the asset, after its projected cessation of operation in its current form in 2025.

Fair value less costs of disposal of the CGU was estimated to approximate its carrying amount, and accordingly, no impairment charge was recorded. Any adverse change in assumptions, in isolation, would have resulted in an impairment charge being recorded. The Corporation continues to manage risks associated with the CGU through optimization of its operating activities and capital plan.

II. Centralia Gas

During 2014, the Corporation sold to external counterparties and transferred to other owned facilities for productive use, assets of the Centralia gas facility that had been fully impaired and had remained idled since 2010. As a result of the transactions, the Corporation recognized pre-tax impairment reversals of $5 million in the gas segment.

7. Finance Lease Receivables

Amounts receivable under the Corporation’s finance leases, associated with the Fort Saskatchewan cogeneration facility, the Solomon power station, and the Poplar Creek cogeneration facility, are as follows:

As at Dec. 31	2016		2015
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within one year	124	119	121	116
Second to fifth years inclusive	376	291	414	326
More than five years	637	311	714	337
	1,137	721	1,249	779
Less: unearned finance lease income	592	-	648	-
Add: unguaranteed residual value	233	57	229	51
Total finance lease receivables	778	778	830	830

Included in the Consolidated Statements of Financial Position as:
Current portion of finance lease receivables (Note 12)	59		55
Long-term portion of finance lease receivables	719		775
	778		830

TRANSALTA CORPORATION  F35

8. Net Other Operating (Income) Losses

Net other operating (income) losses are comprised of the following:

Year ended Dec. 31	2016	2015	2014
Mississauga cogeneration facility NUG Contract	(191)	-	-
MSA settlement	-	56	-
Insurance recoveries	(3)	(31)	(10)
California claim	-	-	5
Supplier settlement	-	-	(9)
Net other operating (income) losses	(194)	25	(14)

A. Mississauga Cogeneration Facility Contract

On Dec. 22, 2016, the Corporation announced it had signed a NUG Contract with the Ontario IESO for its Mississauga cogeneration facility. The contract is effective on Jan. 1, 2017. The Corporation has agreed to terminate the existing contract with the Ontario Electricity Financial Corporation early, which would have otherwise terminated in December 2018.

As a result of the NUG Contract, the Corporation recognized a pre-tax gain of approximately $191 million. The predominant components of the gain relate to recognition of a one-time discounted revenue amount of approximately $207 million, offset by onerous contract expenses and other termination charges totalling approximately $16 million. The Corporation also recognized $46 million in accelerated depreciation resulting from the change in useful life of the asset. The Corporation released and recognized in earnings unrealized pre-tax net losses of $14 million from AOCI due to cash flow hedges de-designated for accounting purposes. The cash flow hedges were in respect of future gas purchases denominated in US dollars and expected to occur, between 2017 and 2018. In the fourth quarter of 2016, the forecasted gas consumption was no longer expected to occur which resulted in the cumulative loss on the hedging instrument being released from AOCI and recognized in earnings.

B. Settlement with the Market Surveillance Administrator

On March 21, 2014, the Alberta Market Surveillance Administrator (the “MSA”) filed an application with the Alberta Utilities Commission (the “AUC”) alleging, among other things, that TransAlta manipulated the price of electricity in the Province of Alberta when it took outages at certain of its coal-fired generating units in late 2010 and early 2011. The Corporation denied the MSA’s allegations. An oral hearing took place before the AUC in December 2014. A written argument was filed in February 2015. In May 2015, further submissions were filed on a recent Supreme Court of Canada decision relevant to expert evidence. On July 27, 2015, the AUC issued a decision finding, among other things, that (i) the Corporation’s actions in relation to four outage events at its coal-fired generating units, spanning 11 days in 2010 and 2011, restricted or prevented a competitive response from the associated PPA buyers and manipulated market prices away from a competitive market outcome and (ii) the Corporation breached applicable legislation by allowing one of its employees to trade while in possession of non-public outage records. The AUC also found that the MSA did not prove, on the balance of probabilities, that the Corporation breached applicable legislation on the basis that its compliance policies, practices, and oversight thereof, were inadequate and deficient.

This AUC decision marked the end of the first phase of the proceedings. TransAlta filed for leave to appeal the AUC decision with the Alberta Court of Appeal in August 2015. The second phase of the AUC proceedings was to consider what penalty the AUC might impose against the Corporation. On Sept. 30, 2015, TransAlta and the MSA reached an agreement to settle all outstanding proceedings before the AUC. The settlement, which is in the form of a consent order, was approved by the AUC on Oct. 29, 2015. Under the terms of the consent order, the Corporation will pay a total amount of $56 million that includes approximately $27 million as a repayment of economic benefit, $4 million to cover the MSA’s legal and related costs, and a $25 million administrative penalty. Of this amount, $31 million was paid in the fourth quarter of 2015, and the $25 million administrative penalty was paid in November of 2016. As a result of the approval, the Corporation discontinued the appeal of the AUC’s decision.

F36  TRANSALTA CORPORATION

C. Insurance Recoveries

During 2016, the Corporation received $3 million in insurance recoveries (2015 - $31 million, 2014 - $10 million), of which $2 million (2015 - $6 million, 2014 - $6 million) relates to business interruption insurance claims and $1 million relates to claims for replacement and refurbishment of equipment for certain wind facilities (2015 – $7 million for Canadian Coal facilities).

In 2015 and 2014 the Corporation received $18 million and $4 million of insurance recoveries, respectively, relating to claims for the replacement and refurbishment for certain hydro facilities as a result of the flooding in Southern Alberta in 2013. Additionally, in 2015 and 2014, $12 million and $18 million, respectively, of insurance proceeds were received related to claims for repair costs on certain hydro facilities as a result of flooding in Southern Alberta in 2013 and were accounted for as a reduction to period operations, maintenance, and administration costs.

D. California Claim

On May 30, 2014, the Corporation announced that its settlement with California utilities, the California Attorney General, and certain other parties (the “California Parties”) to resolve claims related to the 2000-2001 power crisis in the State of California had been approved by the Federal Energy Regulatory Commission. The settlement provides for the payment by the Corporation of US$52 million in two equal payments and a credit of approximately US$97 million for monies owed to the Corporation from accounts receivable. The first payment of US$26 million was paid in June 2014 and the second was paid in 2015. In 2013, the Corporation accrued for the then expected settlement of these disputes with the California Parties, which resulted in a pre-tax charge to 2013 earnings of approximately US$52 million. The finalization of the settlement in May 2014 resulted in an additional pre-tax charge to 2014 earnings of US$5 million.

E. Supplier Settlement

During 2014, the Corporation settled a dispute with a supplier in relation to an equipment failure in prior years.

9. Net Interest Expense

The components of net interest expense are as follows:

Year ended Dec. 31	2016	2015	2014
Interest on debt	236	228	238
Capitalized interest (Note 16)	(16)	(9)	(3)
Loss on redemption of bonds (Note 10)	1	-	-
Interest on finance lease obligations	3	4	1
Other	(5)	(2)	(1)
Keephills 1 outage interest accruals (reversals) (Note 4)	(10)	9	1
Accretion of provisions (Note 20)	20	21	18
Net interest expense	229	251	254

TRANSALTA CORPORATION  F37

10. Income Taxes

A. Consolidated Statements of Earnings

I. Rate Reconciliations

Year ended Dec. 31	2016	2015	2014
Earnings before income taxes	314	221	239
Net earnings attributable to non-controlling interests not subject to tax	(109)	(34)	(37)
Adjusted earnings before income taxes	205	187	202
Statutory Canadian federal and provincial income tax rate (%)	26.7	25.9	25.0
Expected income tax expense	55	48	51
Increase (decrease) in income taxes resulting from:
Lower effective foreign tax rates	(16)	(16)	(3)
Deferred income tax expense related to temporary difference on investment in subsidiary	11	95	-
MSA settlement	-	14	-
Reversal of writedown of deferred income tax assets	(10)	(56)	(5)
Statutory and other rate differences	1	20	-
Resolution of uncertain tax matters	-	-	(1)
Divestiture of investment	-	-	(38)
Other	(3)	-	3
Income tax expense	38	105	7
Effective tax rate (%)	19	56	3

F38  TRANSALTA CORPORATION

II. Components of Income Tax Expense

The components of income tax expense are as follows:

Year ended Dec. 31	2016	2015	2014
Current income tax expense	23	24	33
Adjustments in respect of current income tax of previous years	-	(5)	-
Adjustments in respect of deferred income tax of previous years	(3)	5	2
Deferred income tax expense related to the origination and reversal of temporary differences	16	22	12
Deferred income tax expense related to temporary difference on investment in subsidiary(1)	11	95	-
Deferred income tax expense resulting from changes in tax rates or laws(2)	1	20	-
Benefit arising from previously unrecognized tax loss, tax credit, or temporary difference of a prior period used to reduce deferred income tax expense	-	-	(35)
Deferred income tax recovery arising from the reversal of writedown of deferred income tax assets(3)	(10)	(56)	(5)
Income tax expense	38	105	7

Year ended Dec. 31	2016	2015	2014
Current income tax expense	23	19	33
Deferred income tax expense (recovery)	15	86	(26)
Income tax expense	38	105	7

(1) In 2016, reorganizations of certain TransAlta subsidiaries were completed in connection with the New Richmond project financing and the disposition of the Canadian Assets to TransAlta Renewables. The reorganizations resulted in the recognition of deferred tax liabilities of $3 million and $8 million, respectively.  In 2015, in order to give effect to the sale of an economic interest in the Australian assets to TransAlta Renewables, a reorganization of certain TransAlta subsidiaries was completed. The reorganization resulted in the recognition of a $95 million deferred tax liability on TransAlta’s investment in a subsidiary. For both 2015 and 2016, the deferred tax liabilities had not been recognized previously, as prior to the reorganizations, the taxable temporary differences were not expected to reverse in the foreseeable future.

(2) 2016 relates to the impact of increase in the New Brunswick corporate income tax rate from 12 per cent to 14 per cent, enacted Feb. 3, 2016. 2015 relates to the impact of an increase in the Alberta corporate income tax rate from 10 per cent to 12 per cent, enacted June 18, 2015.

(3) During the year ended Dec. 31, 2016, the Corporation reversed a previous writedown of deferred income tax assets of $10 million (2015 - $56 million writedown reversal, 2014 - $5 million writedown reversal). The deferred income tax assets relate mainly to the tax benefits of losses associated with the Corporation’s directly owned U.S. operations. The Corporation had written these assets off as it was no longer considered probable that sufficient future taxable income would be available from the Corporation’s directly owned U.S. operations to utlize the underlying tax losses, due to reduced price growth expectations. Net operating losses expire between 2021 and 2035. Recognized other comprehensive income during the years ended Dec. 31, 2016 and 2015 have given rise to taxable temporary differences, which forms the primary basis for utilization of some of the tax losses and the reversal of the writedown.

B. Consolidated Statements of Changes in Equity

The aggregate current and deferred income tax related to items charged or credited to equity are as follows:

Year ended Dec. 31	2016	2015	2014
Income tax expense (recovery) related to:
Net impact related to cash flow hedges	51	89	88
Net impact related to net investment hedges	16	8	(6)
Net actuarial gains (losses)	4	-	(7)
Share issuance costs	-	(4)	(1)
Loss on sale of investment in subsidiary	-	(8)	-
Income tax expense reported in equity	71	85	74

TRANSALTA CORPORATION  F39

C. Consolidated Statements of Financial Position

Significant components of the Corporation’s deferred income tax assets (liabilities) are as follows:

As at Dec. 31	2016	2015
Net operating loss carryforwards	768	822
Future decommissioning and restoration costs	103	91
Property, plant, and equipment	(1,114)	(1,124)
Risk management assets and liabilities, net	(282)	(250)
Employee future benefits and compensation plans	70	70
Interest deductible in future periods	90	91
Foreign exchange differences on U.S.-denominated debt	69	74
Deferred coal revenues	17	16
Other deductible temporary differences	3	(4)
Net deferred income tax liability, before writedown of deferred income tax assets	(276)	(214)
Writedown of deferred income tax assets	(383)	(362)
Net deferred income tax liability, after writedown of deferred income tax assets	(659)	(576)

The net deferred income tax liability is presented in the Consolidated Statements of Financial Position as follows:

As at Dec. 31	2016	2015
Deferred income tax assets(1)	53	71
Deferred income tax liabilities	(712)	(647)
Net deferred income tax liability	(659)	(576)

(1) The deferred income tax assets presented on the Consolidated Statements of Financial Position are recoverable based on estimated future earnings and tax planning strategies. The assumptions used in the estimate of future earnings are based on the Corporation’s long-range forecasts.

D. Contingencies

As of Dec. 31, 2016, the Corporation had recognized a net liability of $7 million (2015 - $7 million) related to uncertain tax positions. There were no changes in the liability for uncertain tax positions for the year ended Dec. 31, 2016.

F40  TRANSALTA CORPORATION

11. Non-Controlling Interests

The Corporation’s subsidiaries and operations that have non-controlling interests are as follows:

Subsidiary/Operation	Non-controlling interest as at Dec. 31, 2016
TransAlta Cogeneration L.P.	49.99% - Canadian Power Holdings Inc.
TransAlta Renewables	40.2% - Public shareholders
Kent Hills wind farm(1)	17% - Natural Forces Technologies Inc.

(1) Owned by TransAlta Renewables.

TransAlta Cogeneration L.P. (“TA Cogen”)operates a portfolio of cogeneration facilities in Canada and owns 50 per cent of a coal facility. TransAlta Renewables owns and operates a portfolio of renewable power generation facilities in Canada and owns economic interests in various other gas and renewable facilities of the Corporation.

Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:

A. TransAlta Renewables

The net earnings, distributions, and equity attributable to non-controlling interests include the 17 per cent non-controlling interest in the 150 MW Kent Hills wind farm located in New Brunswick.

As a result of the transactions described in Note 4, the Corporation’s share of ownership and equity participation in TransAlta Renewables has fluctuated since its formation as follows:

Period	Ownership and voting rights percentage	Equity participation percentage
Aug. 9, 2013 to April 28, 2014	80.7	80.7
April 29, 2014 to May 6, 2015	70.3	70.3
May 7, 2015 to Nov. 25, 2015	76.1	72.8
Nov. 26, 2015 to Jan. 5, 2016	66.6	62.0
Jan. 6, 2016 and thereafter	64.0	59.8

As the Class B shares issued to the Corporation in the sale of the Australian assets were determined to constitute financial liabilities of TransAlta Renewables and do not participate in earnings until commissioning of South Hedland, they are excluded from the allocation of equity and earnings.

Year ended Dec. 31	2016	2015	2014
Revenues	259	236	233
Net earnings	1	198	52
Total comprehensive income	40	204	52
Amounts attributable to the non-controlling interests:
Net earnings	2	63	15
Total comprehensive income	18	65	15
Distributions paid to non-controlling interests	83	43	28

TRANSALTA CORPORATION  F41

As at Dec. 31	2016	2015
Current assets	109	74
Long-term assets	3,732	3,262
Current liabilities	(537)	(190)
Long-term liabilities	(1,237)	(1,120)
Total equity	(2,067)	(2,026)
Equity attributable to non-controlling interests	(851)	(787)
Non-controlling interests’ share (per cent)	40.2	37.96

B. TA Cogen

Year ended Dec. 31	2016	2015	2014
Results of operations
Revenues	274	288	305
Net earnings	211	61	71
Total comprehensive income	258	77	72
Amounts attributable to the non-controlling interest:
Net earnings	105	31	35
Total comprehensive income	128	38	35
Distributions paid to Canadian Power Holdings Inc.	68	56	56

As at Dec. 31	2016	2015
Current assets	171	82
Long-term assets	538	535
Current liabilities	(65)	(75)
Long-term liabilities	(35)	(54)
Total equity	(609)	(488)
Equity attributable to Canadian Power Holdings Inc.	(301)	(242)
Non-controlling interest share (per cent)	49.99	49.99

12. Trade and Other Receivables

As at Dec. 31	2016	2015
Trade accounts receivable	558	433
Income taxes receivable	9	5
Current portion of finance lease receivables (Note 7)	59	55
Collateral paid (Note 14)	77	74
Trade and other receivables	703	567

F42  TRANSALTA CORPORATION

13. Financial Instruments

A. Financial Assets and Liabilities – Classification and Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost (see Note 2(C)). The following table outlines the carrying amounts and classifications of the financial assets and liabilities:

Carrying value as at Dec. 31, 2016

	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total
Financial assets
Cash and cash equivalents(1)	-	-	305	-	305
Trade and other receivables	-	-	703	-	703
Long-term portion of finance lease receivables	-	-	719	-	719
Other assets	-	-	116	-	116
Risk management assets
Current	192	57	-	-	249
Long-term	749	36	-	-	785
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	413	413
Dividends payable	-	-	-	54	54
Risk management liabilities
Current	1	65	-	-	66
Long-term	4	44	-	-	48
Credit facilities, long-term debt and finance lease obligations(2)	-	-	-	4,361	4,361

(1) Includes cash equivalents of $103 million.

(2) Includes current portion.

TRANSALTA CORPORATION  F43

Carrying value as at Dec. 31, 2015

	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	-	-	54	-	54
Trade and other receivables	-	-	567	-	567
Long-term portion of finance lease receivables	-	-	775	-	775
Risk management assets
Current	101	197	-	-	298
Long-term	808	(11)	-	-	797
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	334	334
Dividends payable	-	-	-	63	63
Risk management liabilities
Current	57	143	-	-	200
Long-term	45	24	-	-	69
Credit facilities, long-term debt and finance lease obligations(1)	-	-	-	4,495	4,495

(1) Includes current portion.

B. Fair Value of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values can be determined by reference to prices for that instrument in active markets to which the Corporation has access. In the absence of an active market, the Corporation determines fair values based on valuation models or by reference to other similar products in active markets.

Fair values determined using valuation models require the use of assumptions. In determining those assumptions, the Corporation looks primarily to external readily observable market inputs. However, if not available, the Corporation uses inputs that are not based on observable market data.

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

F44  TRANSALTA CORPORATION

b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.

The Corporation’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of other risk management assets and liabilities and long-term debt measured and carried at fair value, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.

The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.

The Corporation also has various commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.

The Corporation has a Commodity Exposure Management Policy, which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. This Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.

Methodologies and procedures regarding commodity risk management Level III fair value measurements are determined by the Corporation’s risk management department. Level III fair values are calculated within the Corporation’s energy trading risk management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of observable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses.

Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatilities and correlations, delivery volumes, and shapes.

TRANSALTA CORPORATION  F45

As at Dec. 31	2016		2015
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Long-term power sale - U.S.	907	+76 -69	863	+125 -186
Long-term power sale - Alberta	(3)	+5 -5	(13)	+13 -7
Unit contingent power purchases	13	+2 -4	(70)	+9 -8
Structured products - Eastern U.S.	24	+8 -8	18	+6 -4
Hydro slice products - Western U.S.	-	- -	(6)	+1 -4
Others	6	+3 -3	(3)	+2 -2

i. Long-Term Power Sale - U.S.

The Corporation has a long-term fixed price power sale contract in the U.S. for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.

For periods beyond 2018, market forward power prices are not readily observable. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high, and low power price scenarios. The base price forecast has been developed by averaging external fundamental based forecasts (providers are independent and widely accepted as industry experts for scenario and planning views). Forward power price ranges per MWh used in determining the Level III base fair value at Dec. 31, 2016 are US$24 - US$40 (Dec. 31, 2015 - US$28 - US$45). The sensitivity analysis has been prepared using the Corporation’s assessment that a US$5 price increase or decrease in the forward power prices is a reasonably possible change.

The contract is denominated in US dollars. With the weakening of the US dollar relative to the Canadian dollar from Dec. 31, 2015 to Dec. 31, 2016, the base fair value and the sensitivity values have decreased by approximately $26 million and $2 million, respectively.

ii. Long-Term Power Sale - Alberta

The Corporation has a long-term 12.5 MW fixed price power sale contract (monthly shaped) in the Alberta market through December 2024. The contract is accounted for as held for trading.

For periods beyond 2021, market forward power prices are not readily observable. For these periods, fundamental-based price forecasts and market indications have been used as proxies to determine base, high, and low power price scenarios. The base scenario uses the most recent price view from an independent external forecasting service that is accepted within industry as an expert in the Alberta market. Forward power price ranges per MWh used in determining the Level III base fair value at Dec. 31, 2016 are $55 - $107 (Dec. 31, 2015 - $86 - $93). The sensitivity analysis has been prepared using the Corporation’s assessment that a 20 per cent increase or decrease in the forward power prices is a reasonably possible change.

iii. Unit Contingent Power Purchases

Under the unit contingent power purchase agreements, the Corporation has agreed to purchase power contingent upon the actual generation of specific units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed price per MWh of output multiplied by the pro rata share of actual unit production (nil if a plant outage occurs). The contracts are accounted for as held for trading.

F46  TRANSALTA CORPORATION

The key unobservable inputs used in the valuations are delivered volume expectations and hourly shapes of production. Hourly shaping of the production will result in realized prices that may be at a discount (or premium) relative to the average settled power price. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements.

This analysis is based on historical production data of the generation units for available history. Price and volumetric discount ranges per MWh used in the Level III base fair value measurement at Dec. 31, 2016 are 0.53 per cent to 0.94 per cent (Dec. 31, 2015 - 0 per cent to 2.8 per cent) and 8.41 per cent to 21.08 per cent (Dec. 31, 2015 – 1.7 per cent to 7.4 per cent), respectively.  The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in price discount ranges of approximately 0.75 per cent and a change in volumetric discount rates of approximately 15.5 per cent, which approximate one standard deviation for each input.

iv. Structured Products - Eastern U.S.

The Corporation has fixed priced power and heat rate contracts in the eastern United States. Under the fixed priced power contracts, the Corporation has agreed to buy or sell power at non-liquid locations, or during non-standard hours. The Corporation has also bought and sold heat rate contracts at both liquid and non-liquid locations. Under a heat rate contract, the buyer has the right to purchase power at times when the market heat rate is higher than the contractual heat rate.

The key unobservable inputs in the valuation of the fixed priced power contracts are market forward spreads and non-standard shape factors. A historical regression analysis has been performed to model the spreads between non-liquid and liquid hubs. The non-standard shape factors have been determined using the historical data. Basis relationship and non-standard shape factors used in the Level III base fair value measurement at Dec. 31, 2016, are 66 per cent to 128 per cent and 42 per cent to 95 per cent (Dec. 31, 2015 – 85 per cent to 116 per cent and 65 per cent to 109 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in market forward spreads of approximately 5 per cent and a change in non-standard shape factors of approximately 9 per cent, which approximate one standard deviation for each input.

The key unobservable inputs in the valuation of the heat rate contracts are implied volatilities and correlations. Implied volatilities and correlations used in the Level III base fair value measurement at Dec. 31, 2016 are 18 per cent to 59 per cent and 63 per cent to 77 per cent (Dec. 31, 2015 – 18 per cent to 71 per cent and 39 per cent to 80 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in implied volatilities and correlation of approximately 10 per cent, respectively.

v. Hydro Slice Products – Western U.S.

The Corporation agreed to purchase power contingent upon the actual generation of specific hydro units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed capacity payment. The contracts were accounted for as held for trading and expired during the fourth quarter of 2016.

The key unobservable inputs used in the Dec. 31, 2015 valuations are delivered volume expectations. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements. This analysis is based on historical production of the generation units for available history. Volumes used in the Level III base fair value measurement at Dec. 31, 2015 are within the 50th percentile of the historical production.

II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.

TRANSALTA CORPORATION  F47

The following tables summarize the key factors impacting the fair value of the commodity risk management assets and liabilities by classification level during the years ended Dec. 31, 2016 and 2015, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2015	-	(58)	640	-	128	(98)	-	70	542
Changes attributable to:
Market price changes on existing contracts	-	44	163	-	(10)	13	-	34	176
Market price changes on new contracts	-	5	-	-	(23)	29	-	(18)	29
Contracts settled	-	20	(50)	-	(121)	88	-	(101)	38
Change in foreign exchange rates	-	1	(27)	-	-	-	-	1	(27)
Discontinued hedge accounting on certain contracts (see Note 4)	-	31	-	-	(31)	-	-	-	-
Net risk management assets (liabilities) at Dec. 31, 2016	-	43	726	-	(57)	32	-	(14)	758
Additional Level III information:
Gains recognized in OCI			136			-			136
Total gains included in earnings before income taxes			50			42			92
Unrealized gains included in earnings before income taxes relating to net assets held at Dec. 31, 2016			-			130			130

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2014	-	(59)	314	-	180	(97)	-	121	217
Changes attributable to:
Market price changes on existing contracts	-	(18)	261	-	49	(25)	-	31	236
Market price changes on new contracts	-	1	-	-	51	(48)	-	52	(48)
Contracts settled	-	26	(28)	-	(159)	76	-	(133)	48
Change in foreign exchange rates	-	(8)	93	-	7	(4)	-	(1)	89
Net risk management assets (liabilities) at Dec. 31, 2015	-	(58)	640	-	128	(98)	-	70	542
Additional Level III information:
Gains recognized in OCI			354			-			354
Total gains (losses) included in earnings before income taxes			28			(77)			(49)
Unrealized losses included in earnings before income taxes relating to net liabilities held at Dec. 31, 2015			-			(1)			(1)

F48  TRANSALTA CORPORATION

Significant changes in commodity net risk management assets (liabilities) during the year ended Dec. 31, 2016, are primarily attributable to the following factors:

▪             changes in value of the long-term power sale contract (Level III hedge) as discussed in the preceding section (B)(I)(c)(i) of this note;

▪             change in value of Alberta power sale contracts and eastern Canadian gas purchase contracts (Level II hedge); and

▪             maturity of power contracts in the Northeast U.S. (Level II non-hedge) and maturities of unit contingent power purchases described in the section (B)(I)(c)(iii) of this note (Level III non-hedges).

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in hedging non-energy marketing transactions, such as interest rates, the net investment in foreign operations, and other foreign currency risks. Changes in other risk management assets and liabilities related to hedge positions are reflected within net earnings when such transactions have settled during the period or when ineffectiveness exists in the hedging relationship.

Other risk management assets and liabilities with a total net asset fair value of $176 million as at Dec. 31, 2016 (Dec. 31, 2015 - $214 million net asset) are classified as Level II fair value measurements. The significant changes in other net risk management assets during the period ended Dec. 31, 2016 are primarily attributable to the weakening of the US dollar relative to the Canadian dollar on the Corporation’s foreign currency hedges.

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value				Total carrying
	Level I	Level II	Level III	Total	value
Long-term debt(1) - Dec. 31, 2016	-	4,271	-	4,271	4,221
Long-term debt(1) - Dec. 31, 2015	-	4,067	-	4,067	4,344

(1) Includes current portion and excludes $67 million (Dec. 31, 2015 - $69 million) of debt measured and carried at fair value.

The fair values of the Corporation’s debentures and senior notes are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability.

 TRANSALTA CORPORATION  F49

C. Inception Gains and Losses

The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this note for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

As at Dec. 31	2016	2015	2014
Unamortized net gain at beginning of year	202	188	160
New inception gains	10	28	23
Change in foreign exchange rates	(4)	28	14
Amortization recorded in net earnings during the year	(60)	(42)	(9)
Unamortized net gain at end of year	148	202	188

14. Risk Management Activities

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and (liabilities) are as follows:

As at Dec. 31, 2016

	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	-	86	-	(16)	70
Long-term	-	683	-	(9)	674
Net commodity risk management assets (liabilities)	-	769	-	(25)	744
Other
Current	-	105	-	8	113
Long-term	-	59	3	1	63
Net other risk management assets	-	164	3	9	176

Total net risk management assets (liabilities)	-	933	3	(16)	920

F50  TRANSALTA CORPORATION

As at Dec. 31, 2015

	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	-	31	-	57	88
Long-term	-	551	-	(27)	524
Net commodity risk management assets	-	582	-	30	612
Other
Current	(7)	20	-	(3)	10
Long-term	-	207	5	(8)	204
Net other risk management assets (liabilities)	(7)	227	5	(11)	214

Total net risk management assets (liabilities)	(7)	809	5	19	826

Additional information on derivative instruments has been presented on a net basis below.

I. Netting Arrangements

Information about the Corporation’s financial assets and liabilities that are subject to enforceable master netting arrangements or similar agreements is as follows:

As at Dec. 31	2016				2015
	Current financial assets	Long-term financial assets	Current financial liabilities	Long-term financial liabilities	Current financial assets	Long-term financial assets	Current financial liabilities	Long-term financial liabilities
Gross amounts recognized	315	744	(113)	(53)	534	1,048	(350)	(93)
Gross amounts set-off	(24)	(3)	24	3	(105)	(12)	105	12
Net amounts as presented in the Consolidated Statements of Financial Position	291	741	(89)	(50)	429	1,036	(245)	(81)

II. Hedges

a. Net Investment Hedges

The Corporation’s hedges of its net investment in foreign operations are comprised of US-dollar-denominated long-term debt with a face value of US$630 million (2015 - US$580 million) and the following foreign currency forward contracts:

As at Dec. 31	2016			2015
Notional amount sold	Notional amount purchased	Fair value liability	Maturity	Notional amount sold	Notional amount purchased	Fair value liability	Maturity
Foreign Currency Forward Contracts
-	-	-	-	AUD297	CAD293	(6)	2016
-	-	-	-	USD76	CAD104	(1)	2016

During 2016, the Corporation de-designated its foreign currency forward contracts from its net investment hedges.  The cumulative unrealized losses on these contracts will be deferred in AOCI until the disposal of the related foreign operation.

TRANSALTA CORPORATION  F51

b. Cash Flow Hedges

i. Commodity Risk Management

The Corporation’s outstanding commodity derivative instruments designated as hedging instruments are as follows:

As at Dec. 31	2016		2015
Type (thousands)	Notional amount sold	Notional amount purchased	Notional amount sold	Notional amount purchased
Electricity (MWh)	4,916	-	7,006	-
Natural gas (GJ)	-	-	-	22,485

During 2016, additional unrealized pre-tax gains of $nil (2015 - $3 million, 2014 - $2 million) related to certain power hedging relationships that were previously de-designated and deemed ineffective for accounting purposes were released from AOCI and recognized in net earnings. The cash flow hedges were in respect of future power production expected to occur between 2012 and 2017. In the first quarter of 2011, the production was assessed as highly probable not to occur based on then forecast prices. These unrealized gains were calculated using then current forward prices that changed between then and the time the contracts settled. Had these hedges not been deemed ineffective for accounting purposes, the revenues associated with these contracts would have been recorded in net earnings when settled, the majority of which occurred during 2012; however, the expected cash flows from these contracts would not change.

As at Dec. 31, 2016, cumulative gains of $4 million (2015 - $4 million) related to certain cash flow hedges that were previously de-designated and no longer meet the criteria for hedge accounting continue to be deferred in AOCI and will be reclassified to net earnings as the forecasted transactions occur or immediately if the forecasted transactions are no longer expected to occur.

ii. Foreign Currency Rate Risk Management

The Corporation uses foreign exchange forward contracts to hedge a portion of its future foreign-denominated receipts and expenditures, and both foreign exchange forward contracts and cross-currency swaps to manage foreign exchange exposure on foreign-denominated debt not designated as a net investment hedge.

As at Dec. 31	2016			2015
Notional amount sold	Notional amount purchased	Fair value asset	Maturity	Notional amount sold	Notional amount purchased	Fair value asset	Maturity
Foreign Exchange Forward Contracts - foreign-denominated receipts/expenditures
-	-	-	-	CAD138	USD126	36	2016-2018
AUD8	JPY710	1	2017	AUD19	JPY1,683	1	2016-2017
Foreign Exchange Forward Contracts - foreign-denominated debt
CAD26	USD20	-	2018	CAD95	USD70	2	2016-2018
Cross-Currency Swaps - foreign-denominated debt
CAD434	USD400	104	2017	CAD434	USD400	116	2017
CAD306	USD270	59	2018	CAD306	USD270	72	2018

F52  TRANSALTA CORPORATION

iii. Effect of Cash Flow Hedges

The following tables summarize the pre-tax amounts recognized in and reclassified out of OCI related to cash flow hedges:

Year ended Dec. 31, 2016
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss recognized in earnings

Commodity contracts	304	Revenue	(169)	Revenue	-
		Fuel and purchased power	44	Fuel and purchased power	31
Foreign exchange forwards on commodity contracts	(5)	Revenue	(16)	Revenue	(15)
Foreign exchange forwards on project hedges	(1)	Property, plant, and equipment	-	Foreign exchange (gain) loss	-
Foreign exchange forwards on U.S. debt	(2)	Foreign exchange (gain) loss	53	Foreign exchange (gain) loss	-
Cross-currency swaps	(25)	Foreign exchange (gain) loss	(23)	Foreign exchange (gain) loss	-
Forward starting interest rate swaps	-	Interest expense	6	Interest expense	-
OCI impact	271	OCI impact	(105)	Net earnings impact	16

During December 2016, the Corporation entered into a new contract with the Ontario IESO relating to the Mississauga cogeneration facility that principally terminates the generation effective Jan. 1, 2017. Accordingly, the Corporation reclassified unrealized pre-tax cash flow commodity hedge losses of $31 million and $15 million of unrealized pre-tax cash flow foreign exchange hedge gains from AOCI to net earnings due to hedge de-designations for accounting purposes. The cash flow hedges were in respect of future gas purchases expected to occur between 2017 and 2018. See Note 8(A) for further details.

During 2015 and 2014, total unrealized pre-tax gains of $6 million and $3 million, respectively, were released from AOCI and recognized in earnings due to hedge de-designations for accounting purposes.

Year ended Dec. 31, 2015
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss recognized in earnings
Commodity contracts	308	Revenue	(110)	Revenue	5
		Fuel and purchased power	41	Fuel and purchased power	-
Foreign exchange forwards on commodity contracts	32	Revenue	(12)	Revenue	-
Foreign exchange forwards on project hedges	4	Property, plant, and equipment	(1)	Foreign exchange (gain) loss	-
Foreign exchange forwards on U.S. debt	10	Foreign exchange (gain) loss	(12)	Foreign exchange (gain) loss	-
Cross-currency swaps	163	Foreign exchange (gain) loss	(163)	Foreign exchange (gain) loss	-
Forward starting interest rate swaps	-	Interest expense	7	Interest expense	-
OCI impact	517	OCI impact	(250)	Net earnings impact	5

TRANSALTA CORPORATION  F53

Year ended Dec. 31, 2014
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss recognized in earnings
		Revenue	24	Revenue	(3)
Commodity contracts	212	Fuel and purchased power	14	Fuel and purchased power	-
Foreign exchange forwards on commodity contracts	14	Revenue	(1)	Revenue	-
Foreign exchange forwards on project hedges	(1)	Property, plant, and equipment	-	Foreign exchange (gain) loss	-
Foreign exchange forwards on U.S. debt	(9)	Foreign exchange (gain) loss	6	Foreign exchange (gain) loss	-
Cross-currency swaps	89	Foreign exchange (gain) loss	(94)	Foreign exchange (gain) loss	-
Forward starting interest rate swaps	-	Interest expense	6	Interest expense	-
OCI impact	305	OCI impact	(45)	Net earnings impact	(3)

Over the next 12 months, the Corporation estimates that approximately $83 million of after-tax gains will be reclassified from AOCI to net earnings. These estimates assume constant natural gas and power prices, interest rates, and exchange rates over time; however, the actual amounts that will be reclassified may vary based on changes in these factors.

c. Fair Value Hedges

i. Interest Rate Risk Management

The Corporation has converted a portion of its fixed interest rate debt with a rate of 6.90 per cent (2015 - 6.65 per cent) to a floating interest rate based on the U.S. LIBOR rate using interest rate swaps as outlined below:

As at Dec. 31	2016		2015
Notional amount	Fair value asset	Maturity	Notional amount	Fair value asset	Maturity
USD50	3	2018	USD50	5	2018

Including interest rate swaps, 6 per cent of the Corporation’s debt as at Dec. 31, 2016 is subject to floating interest rates (2015 - 9 per cent).

ii. Effects of Fair Value Hedges

The following table summarizes the pre-tax impact on the Consolidated Statements of Earnings (Loss) of fair value hedges, including any ineffective portion:

Year ended Dec. 31		2016	2015	2014
Derivatives in fair value hedging relationships	Location of gain (loss) recognized in earnings
Interest rate contracts	Net interest expense	(2)	(1)	(1)
Long-term debt	Net interest expense	2	1	1
Earnings (loss) impact		-	-	-

F54  TRANSALTA CORPORATION

III. Non-Hedges

The Corporation enters into various derivative transactions as well as other contracting activities that do not qualify for hedge accounting or where a choice was made not to apply hedge accounting. As a result, the related assets and liabilities are classified as held for trading. The net realized and unrealized gains or losses from changes in the fair value of these derivatives are reported in earnings in the period the change occurs.

a. Commodity Risk Management

As at Dec. 31	2016		2015
Type (thousands)	Notional amount sold	Notional amount purchased	Notional amount sold	Notional amount purchased
Electricity (MWh)	19,362	19,060	42,975	38,565
Natural gas (GJ)	146,113	173,187	106,203	101,100
Transmission (MWh)	-	3,429	-	5,014
Emissions (tonnes)	1,370	1,370	960	960
Heating oil (gallons)	-	294	-	-

b. Other Non-Hedge Derivatives

As at Dec. 31		2016		2015
Notional amount sold	Notional amount purchased	Fair value asset (liability)	Maturity	Notional amount sold	Notional amount purchased	Fair value asset (liability)	Maturity
Foreign Exchange Forward Contracts
USD152	CAD216	12	2017-2020	USD41	CAD54	(3)	2016-2018
AUD232	CAD219	(3)	2017-2020	AUD89	CAD79	(8)	2016-2020
-	-	-	-	AUD5	USD4	1	2016
Derivatives embedded in supplier contracts(1)
-	-	-	-	USD4	AUD5	(1)	2016

(1) Result from payments that are not denominated in the functional currency of either party under a contract with a supplier.

c. Total Return Swaps

The Corporation has certain compensation, deferred, and restricted share unit programs, the values of which depend on the common share price of the Corporation. The Corporation has fixed a portion of the settlement cost of these programs by entering into a total return swap for which hedge accounting has not been applied. The total return swap is cash settled every quarter based upon the difference between the fixed price and the market price of the Corporation’s common shares at the end of each quarter.

d. Effect of Non-Hedges

For the year ended Dec. 31, 2016, the Corporation recognized a net unrealized loss of $63 million (2015 - loss of $51 million, 2014 - gain of $54 million) related to commodity derivatives.

For the year ended Dec. 31, 2016, a gain of $9 million (2015 - loss of $1 million, 2014 - gain of $10 million) related to foreign exchange and other derivatives was recognized and is comprised of net unrealized gains of $4 million (2015 - loss of $11 million, 2014 - gain of $2 million) and net realized gains of $5 million (2015 - gain of $10 million, 2014 - gain of $8 million).

TRANSALTA CORPORATION  F55

B. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments.

I. Market Risk

a. Commodity Price Risk

The Corporation has exposure to movements in certain commodity prices in both its electricity generation and proprietary trading businesses, including the market price of electricity and fuels used to produce electricity. Most of the Corporation’s electricity generation and related fuel supply contracts are considered to be contracts for delivery or receipt of a non-financial item in accordance with the Corporation’s expected own use requirements and are not considered to be financial instruments. As such, the discussion related to commodity price risk is limited to the Corporation’s proprietary trading business and commodity derivatives used in hedging relationships associated with the Corporation’s electricity generating activities.

i. Commodity Price Risk – Proprietary Trading

The Corporation’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

In compliance with the Commodity Exposure Management Policy, proprietary trading activities are subject to limits and controls, including Value at Risk (“VaR”) limits. The Board approves the limit for total VaR from proprietary trading activities. VaR is the most commonly used metric employed to track and manage the market risk associated with trading positions. A VaR measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance/covariance approach.

VaR is a measure that has certain inherent limitations. The use of historical information in the estimate assumes that price movements in the past will be indicative of future market risk. As such, it may only be meaningful under normal market conditions. Extreme market events are not addressed by this risk measure. In addition, the use of a three-day measurement period implies that positions can be unwound or hedged within three days, although this may not be possible if the market becomes illiquid.

The Corporation recognizes the limitations of VaR and actively uses other controls, including restrictions on authorized instruments, volumetric and term limits, stress-testing of individual portfolios and of the total proprietary trading portfolio, and management reviews when loss limits are triggered.

Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at Dec. 31, 2016, associated with the Corporation’s proprietary trading activities was $2 million (2015 - $5 million, 2014 - $5 million).

ii. Commodity Price Risk - Generation

The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. A Commodity Exposure Management Policy is prepared and approved annually, which outlines the intended hedging strategies associated with the Corporation’s generation assets and related commodity price risks. Controls also include restrictions on authorized instruments, management reviews on individual portfolios, and approval of asset transactions that could add potential volatility to the Corporation’s reported net earnings.

TransAlta has entered into various contracts with other parties whereby the other parties have agreed to pay a fixed price for electricity to TransAlta. While not all of the contracts create an obligation for the physical delivery of electricity to other parties, the Corporation has the intention and believes it has sufficient electrical generation available to satisfy these contracts and, where able, has designated these as cash flow hedges for accounting purposes.

F56  TRANSALTA CORPORATION

As a result, changes in market prices associated with these cash flow hedges do not affect net earnings in the period in which the price change occurs. Instead, changes in fair value are deferred until settlement through AOCI, at which time the net gain or loss resulting from the combination of the hedging instrument and hedged item affects net earnings.

VaR at Dec. 31, 2016, associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $19 million (2015 - $24 million, 2014 - $27 million).

On asset-backed physical transactions, the Corporation’s policy is to seek own use contract status or hedge accounting treatment. For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at Dec. 31, 2016, associated with these transactions was $7 million (2015 - $1 million, 2014 - $7 million).

b. Interest Rate Risk

Interest rate risk arises as the fair value or future cash flows of a financial instrument can fluctuate because of changes in market interest rates. Changes in interest rates can impact the Corporation’s borrowing costs and the capacity payments received under the PPAs. Changes in the cost of capital may also affect the feasibility of new growth initiatives.

The possible effect on net earnings and OCI due to changes in market interest rates affecting the Corporation’s floating rate debt, interest-bearing assets, financial instruments measured at fair value through profit or loss, and hedging interest rate derivatives, is outlined below. The sensitivity analysis has been prepared using management’s assessment that a 15 basis point (2015 - 15 basis point, 2014 - 15 basis point) increase or decrease is a reasonable potential change over the next quarter in market interest rates.

Year ended Dec. 31	2016		2015		2014
	Net earnings increase(1)	OCI loss(1)	Net earnings increase(1)	OCI loss(1)	Net earnings increase(1)	OCI loss(1)
Basis point change	-	-	1	-	-	-

(1)This calculation assumes a decrease in market interest rates.  An increase would have the opposite effect.

c. Currency Rate Risk

The Corporation has exposure to various currencies, such as the U.S. dollar, the Japanese yen, and the Australian dollar (“AUD”), as a result of investments and operations in foreign jurisdictions, the net earnings from those operations, and the acquisition of equipment and services from foreign suppliers.

As part of the Australian assets transaction described in Note 4(J), the Corporation entered into foreign exchange hedging contracts with TransAlta Renewables to mitigate the risks to TransAlta Renewables shareholders of adverse changes in AUD in respect of AUD$239 million remaining investments to fund the South Hedland project. In addition, the Corporation agreed to mitigate the risks to TransAlta Renewables shareholders of adverse changes in USD and AUD in respect of cash flows from the Australian assets in relation to the Canadian dollar for the first five years from the time of the Australian Assets Transaction. The financial effects of these contracts and agreements eliminate on consolidation.

In order to mitigate some of the risk that is attributable to non-controlling interests, the Corporation entered into foreign currency contracts with third parties to the extent of the non-controlling interest percentage of the expected cash flow over five years. Hedge accounting is not applied to these foreign currency contracts and accordingly, the loss on the contracts, recognized as a foreign exchange loss, was $5 million for the year ended Dec. 31, 2016 (2015 – loss $8 million).

The Corporation also uses foreign currency contracts to hedge its expected foreign operating cash flows. Hedge accounting is not applied to these foreign currency contracts.

TRANSALTA CORPORATION  F57

The foreign currency risk sensitivities outlined below are limited to the risks that arise on financial instruments denominated in currencies other than the functional currency.

The possible effect on net earnings and OCI, due to changes in foreign exchange rates associated with financial instruments denominated in currencies other than the Corporation’s functional currency, is outlined below. The sensitivity analysis has been prepared using management’s assessment that an average four cent (2015 and 2014 - four cent) increase or decrease in these currencies relative to the Canadian dollar is a reasonable potential change over the next quarter.

Year ended Dec. 31	2016		2015		2014
Currency	Net earnings increase (decrease)(1)	OCI gain(1), (2)	Net earnings increase(1)	OCI gain(1), (2)	Net earnings decrease(1)	OCI gain(1), (2)
USD	(5)	-	2	5	4	5
AUD	(7)	-	(3)	-	(2)	-
Total	(12)	-	(1)	5	2	5

(1) These calculations assume an increase in the value of these currencies relative to the Canadian dollar.  A decrease would have the opposite effect.

(2) The foreign exchange impact related to financial instruments designated as hedging instruments in net investment hedges has been excluded.

II. Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist. The Corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfil their obligations under the related contracts prior to entering into such contracts. The Corporation makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees, cash collateral, and/or letters of credit to support the ultimate collection of these receivables. For commodity trading and origination, the Corporation sets strict credit limits for each counterparty and monitors exposures on a daily basis. TransAlta uses standard agreements that allow for the netting of exposures and often include margining provisions. If credit limits are exceeded, TransAlta will request collateral from the counterparty or halt trading activities with the counterparty.

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. In certain cases, the Corporation will require security instruments such as parental guarantees, letters of credit, cash collateral or third-party credit insurance to reduce overall credit risk. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at Dec. 31, 2016:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	92	8	100	703
Long-term finance lease receivables(2)	36	64	100	719
Risk management assets(1)	100	-	100	1,034
Total				2,456

(1) Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.

(2) The Corporation has one non-investment grade customer whose outstanding balance accounted for $445 million (Dec. 31, 2015 - $446 million). Risk of significant loss arising from this counterparty has been assessed as low in the near term, but could increase to moderate in an environment of sustained low commodity prices over the mid-to long term. The Corporation’s assessment takes into consideration the counterparty’s financial position, external rating assessments, how the Corporation provides its services in an area of the counterparty’s lower-cost operations, and the Corporation’s other credit risk management practices.

F58 TRANSALTA CORPORATION

The Corporation’s maximum exposure to credit risk at Dec. 31, 2016, without taking into account collateral held or right of set-off, is represented by the current carrying amounts of receivables and risk management assets as per the Consolidated Statements of Financial Position. Letters of credit and cash are the primary types of collateral held as security related to these amounts. The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at Dec. 31, 2016, was $14 million (2015 - $44 million).

III. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes. In December 2015, Moody’s downgraded the senior unsecured rating on TransAlta’s U.S. bonds one notch from Baa3 to Ba1. During the first quarter of 2016, two rating agencies affirmed the Corporation’s long-term issuer rating as investment grade, but revised their outlook to negative, from a previous stable outlook. As at Dec. 31, 2016, TransAlta maintains investment grade ratings from three credit rating agencies. TransAlta is focused on strengthening its financial position and maintaining investment grade credit ratings with these major rating agencies.

Counterparties enter into certain commodity agreements, such as electricity and natural gas purchase and sale contracts, for the purposes of asset-backed sales and proprietary trading. The terms and conditions of these agreements may contain credit-contingent features (such as downgrades in creditworthiness), which if triggered may result in the Corporation having to post collateral to its counterparties.

TransAlta manages liquidity risk by monitoring liquidity on trading positions; preparing and revising longer-term financing plans to reflect changes in business plans and the market availability of capital; and reporting liquidity risk exposure for proprietary trading activities on a regular basis to the Risk Management Committee, senior management, and the Board.

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2017	2018	2019	2020	2021	2022 and thereafter	Total
Accounts payable and accrued liabilities	413	-	-	-	-	-	413
Long-term debt(1)	623	959	461	460	63	1,745	4,311
Commodity risk management assets	(69)	(73)	(80)	(79)	(100)	(343)	(744)
Other risk management (assets) liabilities	(114)	(67)	3	2	-	-	(176)
Finance lease obligations	16	14	10	8	6	19	73
Interest on long-term debt and finance lease obligations(2)	219	174	143	117	91	764	1,508
Dividends payable	54	-	-	-	-	-	54
Total	1,142	1,007	537	508	60	2,185	5,439

(1) Excludes impact of hedge accounting.

(2) Not recognized as a financial liability on the Consolidated Statements of Financial Position.

TRANSALTA CORPORATION  F59

C. Collateral

I. Financial Assets Provided as Collateral

At Dec. 31, 2016, the Corporation provided $77 million (2015 - $74 million) in cash and cash equivalents as collateral to regulated clearing agents as security for commodity trading activities. These funds are held in segregated accounts by the clearing agents. Collateral provided is recorded in accounts receivable in the statement of financial position.

II. Financial Assets Held as Collateral

At Dec. 31, 2016, the Corporation held $21 million (2015 - $15 million) in cash collateral associated with counterparty obligations. Under the terms of the contracts, the Corporation may be obligated to pay interest on the outstanding balances and to return the principal when the counterparties have met their contractual obligations, or when the amount of the obligation declines as a result of changes in market value. Interest payable to the counterparties on the collateral received is calculated in accordance with each contract. Collateral held is contained in accounts payable in the statement of financial position.

III. Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt falling below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at Dec. 31, 2016, the Corporation had posted collateral of $116 million (Dec. 31, 2015 - $220 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Corporation having to post an additional $49 million (Dec. 31, 2015 - $44 million) of collateral to its counterparties.

F60  TRANSALTA CORPORATION

15. Inventory

Inventory held in the normal course of business, which includes coal, emission credits, parts and materials, and natural gas, is valued at the lower of cost and net realizable value. Inventory held for Energy Marketing, which includes natural gas and emission credits and allowances, is valued at fair value less costs to sell.

The components of inventory are as follows:

As at Dec. 31	2016	2015
Parts and materials	110	116
Coal	65	56
Deferred stripping costs	12	14
Natural gas	17	8
Purchased emission credits	9	25
Total	213	219

The change in inventory is as follows:

Balance, Dec. 31, 2014	196
Net additions	47
Acquisition (Note 4)	10
Writedowns	(22)
Change in foreign exchange rates	(12)
Balance, Dec. 31, 2015	219
Net use	(12)
Writedowns	(9)
Reversal of writedowns	13
Change in foreign exchange rates	2
Balance, Dec. 31, 2016	213

No inventory is pledged as security for liabilities.

TRANSALTA CORPORATION  F61

16. Property, Plant, and Equipment

A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Coal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
Cost
As at Dec. 31, 2014	82	5,803	1,869	2,882	1,159	341	271	12,407
Additions	1	-	3	-	-	474	(2)	476
Acquisitions (Note 4)	-	-	-	321	-	-	-	321
Additions - finance lease	-	-	-	-	13	-	-	13
Disposals	(2)	-	(13)	-	-	-	-	(15)
Disposals - Poplar Creek (Note 4)	-	-	(429)	-	-	-	(7)	(436)
Impairment reversals (Note 6)	-	-	2	-	-	-	-	2
Revisions and additions to decommissioning and restoration costs	-	(42)	(10)	(21)	(13)	-	-	(86)
Retirement of assets	-	(106)	(19)	(18)	(11)	-	(4)	(158)
Change in foreign exchange rates	3	220	33	27	18	16	8	325
Transfers	11	216	48	74	42	(480)	94	5
As at Dec. 31, 2015	95	6,091	1,484	3,265	1,208	351	360	12,854
Additions	2	-	-	1	-	353	2	358
Additions - finance lease	-	-	-	-	7	-	-	7
Disposals	(1)	-	(3)	(1)	(1)	-	(3)	(9)
Impairment charges - Wintering Hills (Note 4)	-	-	-	(28)	-	-	-	(28)
Other (Note 6)	-	-	-	-	-	-	(1)	(1)
Revisions and additions to decommissioning and restoration costs	-	14	12	4	36	-	5	71
Retirement of assets	-	(96)	(3)	(14)	(6)	-	(3)	(122)
Change in foreign exchange rates	(1)	(38)	(16)	(10)	(3)	(13)	(4)	(85)
Reclassification to held for sale (Note 4)	-	-	-	(67)	-	-	-	(67)
Transfers (2)	-	(95)	51	62	24	(284)	37	(205)
As at Dec. 31, 2016	95	5,876	1,525	3,212	1,265	407	393	12,773

Accumulated depreciation
As at Dec. 31, 2014	-	2,941	993	713	544	-	103	5,294
Depreciation	-	279	85	107	60	-	14	545
Retirement of assets	-	(96)	(15)	(12)	(7)	-	(4)	(134)
Disposals	-	-	(8)	-	-	-	-	(8)
Disposals - Poplar Creek (Note 4)	-	-	(202)	-	-	-	-	(202)
Change in foreign exchange rates	-	155	21	2	7	-	1	186
Transfers	-	1	(1)	-	-	-	-	-
As at Dec. 31, 2015	-	3,280	873	810	604	-	114	5,681
Depreciation	-	284	118	127	59	-	19	607
Retirement of assets	-	(85)	(4)	(7)	(2)	-	(3)	(101)
Disposals	-	-	(1)	-	(1)	-	-	(2)
Change in foreign exchange rates	-	(28)	(10)	-	(1)	-	-	(39)
Reclassification to held for sale (Note 4)	-	-	-	(6)	-	-	-	(6)
Transfers (2)	-	(239)	51	(2)	-	-	(1)	(191)
As at Dec. 31, 2016	-	3,212	1,027	922	659	-	129	5,949

Carrying amount
As at Dec. 31, 2014	82	2,862	876	2,169	615	341	168	7,113
As at Dec. 31, 2015	95	2,811	611	2,455	604	351	246	7,173
As at Dec. 31, 2016	95	2,664	498	2,290	606	407	264	6,824

(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventive, or planned maintenance.

(2) Net transfers of $14 million relate to the transfer of gas equipment to finance lease receivables.

F62  TRANSALTA CORPORATION

The Corporation capitalized $16 million of interest to PP&E in 2016 (2015 - $9 million) at a weighted average rate of 5.93 per cent (2015 – 5.83 per cent).

Finance lease additions in 2016 and 2015 are for mining equipment at the Highvale mine. The carrying amount of total assets under finance leases as at Dec. 31, 2016 was $76 million (2015 - $81 million).

17. Goodwill

Goodwill acquired through business combinations has been allocated to CGUs that are expected to benefit from the synergies of the acquisitions. Goodwill by segments are as follows:

As at Dec. 31	2016	2015
Hydro	259	259
Wind and Solar	175	176
Energy Marketing	30	30
Total goodwill	464	465

During 2015, the Corporation systemized allocations of certain costs to each fuel type within the broad generation segment. Accordingly, the Corporation disaggregated the generation segment into distinct generation segments as reportable segments. Accordingly, the Corporation re-allocated goodwill on a relative fair value basis in 2015. The Corporation allocated goodwill of the previous Canadian Renewables and Alberta Merchant group of CGUs to the Hydro and Wind and Solar segments and the previous U.S. Operations goodwill to the Wind and Solar segment on the basis of management’s allocations for monitoring and performance measurement purposes. There were no changes made to the Energy Marketing goodwill.

For purposes of the 2016 and 2015 annual goodwill impairment review, the Corporation determined the recoverable amounts of the test units by calculating the fair value less costs of disposal using discounted cash flow projections based on the Corporation’s long-range forecasts for the period extending to the last planned asset retirement in 2073. The resulting fair value measurement is categorized within Level III of the fair value hierarchy.

The key assumption impacting the determination of fair value for the wind and solar and hydro segments are electricity production and sales prices. Forecasts of electricity production for each facility are determined taking into consideration contracts for the sale of electricity, historical production, regional supply-demand balances, and capital maintenance and expansion plans. Forecasted sales prices for each facility are determined by taking into consideration contract prices for facilities subject to long- or short-term contracts, forward price curves for merchant plants, and regional supply-demand balances. Where forward price curves are not available for the duration of the facility’s useful life, prices are determined by extrapolation techniques using historical industry and company-specific data. Electricity prices used in these 2016 models ranged between $32 to $301 per MWh during the forecast period (2015 - $26 to $311 per MWh). Discount rates used for the goodwill impairment calculation in 2016 ranged from 5.5 per cent to 6.0 per cent (2015 – 5.3 per cent to 6.5 per cent). No reasonable possible change in the assumptions would have resulted in an impairment of goodwill.

 TRANSALTA CORPORATION  F63

18. Intangible Assets

A reconciliation of the changes in the carrying amount of intangible assets is as follows:

	Coal rights	Software and other	Power sale contracts	Intangibles under development	Total
Cost
As at Dec. 31, 2014	178	206	186	34	604
Additions	-	1	-	25	26
Acquisitions (Note 4)	-	-	37	-	37
Retirements	-	(1)	-	-	(1)
Change in foreign exchange rates	-	8	-	-	8
Transfers	-	42	-	(44)	(2)
As at Dec. 31, 2015	178	256	223	15	672
Additions	-	-	-	21	21
Additions - capital lease	-	3	-	-	3
Retirements	-	(3)	-	-	(3)
Change in foreign exchange rates	-	(1)	-	(1)	(2)
Transfers	-	13	-	(11)	2
As at Dec. 31, 2016	178	268	223	24	693

Accumulated amortization
As at Dec. 31, 2014	106	124	43	-	273
Amortization	3	20	9	-	32
Change in foreign exchange rates	-	3	-	-	3
Transfers	-	(5)	-	-	(5)
As at Dec. 31, 2015	109	142	52	-	303
Amortization	6	24	8	-	38
Retirements	-	(3)	-	-	(3)
As at Dec. 31, 2016	115	163	60	-	338

Carrying amount
As at Dec. 31, 2014	72	82	143	34	331
As at Dec. 31, 2015	69	114	171	15	369
As at Dec. 31, 2016	63	105	163	24	355

F64  TRANSALTA CORPORATION

19. Other Assets

The components of other assets are as follows:

As at Dec. 31	2016	2015
Deferred licence fees	15	16
Project development costs	46	42
Deferred service costs	16	17
Mississauga long-term receivable (Note 4)	116	-
Long-term prepaids and other	44	52
Keephills Unit 3 transmission deposit	5	6
Total other assets	242	133

Deferred license fees consist primarily of licenses to lease the land on which certain generating assets are located, and are amortized on a straight-line basis over the useful life of the generating assets to which the licenses relate.

Project development costs are primarily comprised of the Corporation’s Sundance 7 and Dunvegan projects in Alberta. In December 2015, the Corporation repurchased its partner’s 50 per cent share in TAMA Power, the jointly controlled entity developing the Sundance 7 project, for consideration of $10 million, payable in five years and an option for its partner to re-enter the development projects of TAMA Power at accumulated cost during this period.

Deferred service costs are TransAlta’s contracted payments for shared capital projects required at the Genesee Unit 3 and Keephills Unit 3 sites. These costs are amortized over the life of these projects.

Mississauga long-term receivable relates to amounts recognized as a result of entering into the new contract. Fixed monthly payments are to be received until Dec. 31, 2018. See Note 4 for further details.

Long-term prepaids and other assets include the funded portion of the TransAlta Energy Bill commitments presented in Note 32.

The Keephills Unit 3 transmission deposit is TransAlta’s proportionate share of a provincially required deposit. The full amount of the deposit is anticipated to be reimbursed over the next five years to 2021, as long as certain performance criteria are met.

 TRANSALTA CORPORATION  F65

20. Decommissioning and Other Provisions

The change in decommissioning and other provision balances is as follows:

	Decommissioning and restoration	Other	Total
Balance, Dec. 31, 2014	305	51	356
Liabilities incurred	6	58	64
Liabilities acquired	7	-	7
Liabilities settled	(24)	(14)	(38)
Liabilities disposed	(11)	(1)	(12)
Accretion	20	1	21
Revisions in estimated cash flows	1	71	72
Revisions in discount rates	(89)	-	(89)
Reversals	-	(2)	(2)
Change in foreign exchange rates	18	1	19
Balance, Dec. 31, 2015	233	165	398
Liabilities incurred	11	12	23
Liabilities settled	(23)	(36)	(59)
Accretion	19	1	20
Revisions in estimated cash flows	12	5	17
Revisions in discount rates	44	-	44
Reversals	-	(96)	(96)
Change in foreign exchange rates	(3)	(1)	(4)
Balance, Dec. 31, 2016	293	50	343

	Decommissioning and restoration	Other	Total
Balance, Dec. 31, 2015	233	165	398
Current portion	30	136	166
Non-current portion	203	29	232
Balance, Dec. 31, 2016	293	50	343
Current portion	27	12	39
Non-current portion	266	38	304

F66  TRANSALTA CORPORATION

A. Decommissioning and Restoration

A provision has been recognized for all generating facilities and mines for which TransAlta is legally, or constructively, required to remove the facilities at the end of their useful lives and restore the sites to their original condition. TransAlta estimates that the undiscounted amount of cash flow required to settle these obligations is approximately $1.1 billion, which will be incurred between 2017 and 2073. The majority of the costs will be incurred between 2020 and 2050. At Dec. 31, 2016, the Corporation had provided a surety bond in the amount of US$139 million (2015 - US$139 million) in support of future decommissioning obligations at the Centralia coal mine. At Dec. 31, 2016, the Corporation had provided letters of credit in the amount of $117 million (2015 - $115 million) in support of future decommissioning obligations at the Alberta mine. Some of the facilities that are co-located with mining operations do not currently have any decommissioning obligations recorded as the obligations associated with the facilities are indeterminate at this time.

B. Other Provisions

Other provisions include amounts related to a portion of the Corporation’s fixed price commitments under several natural gas transportation contracts for firm transportation that is not expected to be used and for vacant leased premises. Accordingly, the unavoidable costs of meeting these obligations exceed the economic benefits expected to be received. The contracts extend to 2023.

Other provisions also include provisions arising from ongoing business activities and include amounts related to commercial disputes between the Corporation and customers or suppliers. Information about the expected timing of settlement and uncertainties that could impact the amount or timing of settlement has not been provided as this may impact the Corporation’s ability to settle the provisions in the most favourable manner.

During 2015, the Corporation recorded a significant adjustment to other provisions, relating to the force majeure claim at Keephills 1. However, on Nov. 18, 2016, force majeure relief was granted to the Corporation and accordingly approximately $94 million was reversed during the last quarter of 2016 as disclosed in Note 4(B).

 TRANSALTA CORPORATION  F67

21. Credit Facilities, Long-Term Debt, and Finance Lease Obligations

A. Credit Facilities, Debt and Letters of Credit

The amounts outstanding are as follows:

As at Dec. 31	2016			2015
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	-	-	-	315	315	3.1%
Debentures	1,045	1,051	6.0%	1,044	1,051	6.0%
Senior notes(3)	2,151	2,158	5.0%	2,221	2,221	4.9%
Non-recourse(4)	1,038	1,048	4.5%	766	773	4.5%
Other(5)	54	54	9.2%	67	67	9.3%
	4,288	4,311		4,413	4,427
Finance lease obligations	73			82
	4,361			4,495
Less: current portion of long-term debt	(623)			(72)
Less: current portion of finance lease obligations	(16)			(15)
Total current long-term debt and finance lease obligations	(639)			(87)
Total credit facilities, long-term debt, and finance lease obligations	3,722			4,408

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

(2) Composed of bankers’ acceptances and other commercial borrowings under long-term committed credit facilities.

(3) U.S. face value at Dec. 31, 2016 - US$1.6 billion (Dec. 31, 2015 - US$1.6 billion).

(4) Includes US$53 million at Dec. 31, 2016 (Dec. 31, 2015 - US$59 million).

(5) Includes US$29 million at Dec. 31, 2016 (Dec. 31, 2015 - US$36 million) of tax equity financing.

Credit facilities The $1.5 billion committed syndicated bank facility is the primary source for short-term liquidity after the cash flow generated from the Corporation’s business. Interest rates on the credit facilities vary depending on the option selected Canadian prime, bankers’ acceptances, U.S. LIBOR, or U.S. base rate in accordance with a pricing grid that is standard for such facilities. The Corporation also has $240 million in committed bilateral credit facilities which expire in 2018 and a US$200 million committed bilateral credit facility expiring in 2020.

During 2016, the Corporation:

▪             paid out the credit facilities balance from a combination of cash flows from operations and net cash proceeds of $173 million received from the sale of the economic interest of the Canadian Assets that closed Jan. 6, 2016 (see Note 4);

▪             extended the four-year revolving $1.5 billion committed syndicated credit facility and three bilateral credit facilities by one year to 2020 and 2018, respectively, with key terms and covenants unchanged; and

▪             extended the four-year US$200 million bilateral credit facility to 2020. The amount available was reduced from US$300 million to US$200 million. The remaining key terms and covenants were unchanged.

Of the $2.0 billion (2015 - $2.2 billion) of committed credit facilities, $1.4 billion (2015 - $1.3 billion) is not drawn. The Corporation is in compliance with the terms of the credit facility and all undrawn amounts are fully available. In addition to the $1.4 billion available under the credit facilities, TransAlta also has $305 million of available cash and cash equivalents.

Debentures bear interest at fixed rates ranging from 5.0 per cent to 7.3 per cent and have maturity dates ranging from 2019 to 2030.

F68  TRANSALTA CORPORATION

Senior notes bear interest at rates ranging from 1.90 per cent to 6.90 per cent and have maturity dates ranging from 2017 to 2040.

On Jan. 15, 2015, the Corporation’s US$500 million 4.75 per cent senior notes matured and were paid out using existing liquidity.

A total of US$630 million (2015 - US$580 million) of the senior notes has been designated as a hedge of the Corporation’s net investment in U.S. foreign operations.

Non-recourse debt consists of bonds and debentures that have maturity dates ranging from 2017 to 2032 and bear interest at rates ranging from 2.95 per cent to 7.31 per cent.

During 2016:

▪             the Corporation’s $27 million 5.69 per cent non-recourse debenture matured and was paid out using existing liquidity;

▪             the Corporation’s subsidiary New Richmond Wind L.P. issued a non-recourse bond in the amount of $159 million, bearing interest at 3.963 per cent, with principal and interest payable semi-annually, and maturing on June 30, 2032 (see Note 4);

▪             the Corporation made a scheduled semi-annual $4.2 million principal payment on the New Richmond Wind L.P. bond;

▪             the Corporation made scheduled semi-annual principal payments of approximately $35 million on the Melancthon-Wolfe Wind L.P. bond;

▪             the Corporation’s subsidiary TAPC Holdings L.P. issued a non-recourse bond in the amount of $202.5 million, bearing a variable interest rate at the Canadian Dollar Offered Rate plus 395 basis points, with principal and interest payable quarterly, maturing on Dec. 31, 2030 (see Note 4), and;

▪             early redeemed $10 million of non-recourse bonds, which resulted in a $1 million loss recognized in interest expense.

During 2015:

▪             the Corporation and its partner issued non-recourse bonds secured by their jointly owned Pingston facility. The Corporation’s share of gross proceeds was $45 million. The non-recourse bonds bear interest at the annual fixed interest rate of 2.95 per cent, payable semi-annually with no principal repayments until maturity in May 2023. Proceeds were used to repay the $35 million non-recourse debenture bearing interest at 5.28 per cent related to the Pingston facility.

▪             the Corporation’s $120 million 5.33 per cent non-recourse debentures matured and were paid out using existing liquidity. The Corporation also closed the acquisition of solar assets (see Note 4) and assumed approximately US$42 million of non-recourse variable rate debt, of which approximately US$32 million is hedged to a fixed rate of 1.7 per cent.

▪             the Corporation’s indirect wholly-owned subsidiary Melancthon-Wolfe Wind L.P. issued a non-recourse bond in the amount of $442 million, bearing interest at 3.834 per cent, with principal and interest payable semi-annually in blended payments until maturity on Dec. 31, 2028.

Other consists of an unsecured commercial loan obligation that bears interest at 5.9 per cent and matures in 2023, requiring annual payments of interest and principal, and tax equity financing assumed in the Lakeswind wind acquisition (see Note 4).

TransAlta’s debt has terms and conditions, including financial covenants, that are considered normal and customary. As at Dec. 31, 2016, the Corporation was in compliance with all debt covenants.

B. Restrictions on Non-Recourse Debt and Security

Non-recourse debentures of $193 million (2015 - $230 million) issued by the Corporation’s subsidiary, CHD, include restrictive covenants requiring the cash proceeds received from the sale of assets to be reinvested into similar renewable assets or to repay the non-recourse debentures.

TRANSALTA CORPORATION  F69

Other non-recourse debt of $845 million in total (2015 - $536 million) is subject to customary financing restrictions that restrict the Corporation’s ability to access funds generated by certain facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds are able to be distributed by the subsidiary entities to their respective parent entity.  At Dec. 31, 2016, $24 million of cash was subject to these financial restrictions. Non-recourse debts of $644 million are each secured by a first ranking charge over all of the respective assets of the Corporation’s subsidiaries that issued the bonds, which includes renewable generation facilities with total carrying amounts of $956 million at Dec. 31, 2016 (2015 - $798 million). A non-recourse bond of approximately $201 million is secured by a first ranking charge over the equity interests of the issuer that issued the non-recourse bond.

C. Principal Repayments

	2017	2018	2019	2020	2021	2022 and thereafter	Total
Principal repayments(1)	623	959	461	460	63	1,745	4,311

(1) Excludes impact of derivatives.

D. Finance Lease Obligations

Amounts payable for mining assets and other finance leases are as follows:

As at Dec. 31	2016		2015
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within one year	19	19	18	18
Second to fifth years inclusive	44	39	49	44
More than five years	21	15	29	20
	84	73	96	82
Less: interest costs	11	-	14	-
Total finance lease obligations	73	73	82	82

Included in the Consolidated Statements of Financial Position as:
Current portion of finance lease obligations	16		15
Long-term portion of finance lease obligations	57		67
	73		82

E. Letters of Credit

Letters of credit are issued to counterparties under various contractual arrangements with the Corporation and certain subsidiaries of the Corporation. If the Corporation or its subsidiary does not perform under such contracts, the counterparty may present its claim for payment to the financial institution through which the letter of credit was issued. Any amounts owed by the Corporation or its subsidiaries under these contracts are reflected in the Consolidated Statements of Financial Position. All letters of credit expire within one year and are expected to be renewed, as needed, in the normal course of business. The total outstanding letters of credit as at Dec. 31, 2016 was $566 million (2015 - $575 million) with no (2015 - nil) amounts exercised by third parties under these arrangements.

F70  TRANSALTA CORPORATION

22. Defined Benefit Obligation and Other Long-Term Liabilities

The components of defined benefit obligation and other long-term liabilities are as follows:

As at Dec. 31	2016	2015
Defined benefit obligation (Note 27)	208	222
Deferred coal revenues	62	60
Long-term incentive accruals (Note 26)	14	8
Other	46	58
Total	330	348

Deferred coal revenues consist of amounts received from the Corporation’s Keephills Unit 3 joint operation partner for future coal deliveries. These amounts are being amortized into revenue over the life of the coal supply agreement, since commercial operations of Keephills Unit 3 began on Sept. 1, 2011.

Other includes $10 million (2015 - $11 million) relating to a reimbursement received for costs of the New Richmond terminal station, which is being amortized to revenue over the term of the related PPA.

23. Common Shares

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

As at Dec. 31	2016		2015
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of year	284.0	3,077	275.0	3,001
Issued under the dividend reinvestment and share purchase plan	3.9	18	9.0	76
	287.9	3,095	284.0	3,077
Amounts receivable under Employee Share Purchase Plan	-	(1)	-	(2)
Issued and outstanding, end of year	287.9	3,094	284.0	3,075

B. Shareholder Rights Plan

The Corporation initially adopted the Shareholder Rights Plan in 1992, which has been revised since that time to ensure conformity with current practices. As required, the Shareholder Rights Plan must be put before the Corporation’s shareholders every three years for approval, and it was last approved on April 22, 2016. The primary objective of the Shareholder Rights Plan is to provide the Board sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Corporation and to provide every shareholder with an equal opportunity to participate in such a bid. When an acquiring shareholder commences a bid to acquire 20 per cent or more of the Corporation’s common shares, other than by way of a “permitted bid” (as defined in the Shareholder Rights Plan), where the offer is made to all shareholders by way of a takeover bid circular, the rights granted under the Shareholder Rights Plan become exercisable by all shareholders except those held by the acquiring shareholder. Each right will entitle a shareholder, other than the acquiring shareholder, to acquire an additional $200 worth of common shares for $100.

 TRANSALTA CORPORATION  F71

C. Premium DividendTM, Dividend Reinvestment, and Optional Common Share Purchase Plan (the “Plan”)

On Feb. 21, 2012, the Corporation added a Premium DividendTM Component to its existing dividend reinvestment plan. The amended and restated plan provided eligible shareholders with two options: i) to reinvest dividends at a current three per cent discount to the average market price towards the purchase of new common shares of the Corporation (the Dividend Reinvestment Component) or; ii) to receive a premium cash payment equivalent to 102 per cent of the reinvested dividends (the Premium DividendTM Component).

The Corporation suspended the Premium DividendTM Component of the Plan following the payment of the quarterly dividend on July 1, 2013. The Corporation’s Dividend Reinvestment and Optional Common Share Purchase Plan, separate components of the Plan, remained effective in accordance with their current terms. On Jan. 14, 2016, the Corporation announced the suspension of the Premium DividendTM, Dividend Reinvestment and Optional Common Share Purchase Plan (the “DRIP”), in order to stop shareholder dilution.

On Jan. 1, 2016, 3.9 million common shares were issued for dividends reinvested.

D. Earnings per Share

Year ended Dec. 31	2016	2015	2014
Net earnings (loss) attributable to common shareholders	117	(24)	141
Basic and diluted weighted average number of common shares outstanding (millions)	288	280	273
Net earnings (loss) per share attributable to common shareholders, basic and diluted	0.41	(0.09)	0.52

E. Dividends

On Jan. 14, 2016, the Corporation announced the resizing of its dividend from $0.72 annually to $0.16 annually, as part of a plan to maximize the Company’s long-term financial flexibility.

On Oct. 17, 2016, the Corporation declared a quarterly dividend of $0.04 per common share, payable on Jan. 1, 2017.

On Dec. 19, 2016, the Corporation declared a quarterly dividend of $0.04 per common share, payable on April 1, 2017.

There have been no other transactions involving common shares between the reporting date and the date of completion of these consolidated financial statements.

F72  TRANSALTA CORPORATION

24. Preferred Shares

A. Issued and Outstanding

All preferred shares issued and outstanding are non-voting cumulative redeemable fixed rate first preferred shares.

As at Dec. 31	2016		2015
Series	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	10.2	248	12.0	293
Series B	1.8	45	-	-
Series C	11.0	269	11.0	269
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of year	38.6	942	38.6	942

I. Series A Cumulative Fixed Redeemable Rate Reset Preferred Shares conversion

On March 17, 2016, the Corporation announced that 1,824,620 of its 12.0 million Series A Cumulative Fixed Redeemable Rate Reset Preferred Shares (“Series A Shares”) were tendered for conversion, on a one-for-one basis, into Series B Cumulative Redeemable Floating Rate Preferred Shares (“Series B Shares”) after having taken into account all election notices. As a result of the conversion, the Corporation has 10.2 million Series A Shares and 1.8 million Series B Shares issued and outstanding at Dec. 31, 2016.

The Series A Shares pay fixed cumulative preferential cash dividends on a quarterly basis, for the five-year period from and including March 31, 2016 to but excluding March 31, 2021, if, as and when declared by the Board based on an annual fixed dividend rate of 2.709 per cent.

The Series B Shares pay quarterly floating rate cumulative preferential cash dividends for the five-year period from and including March 31, 2016 to but excluding March 31, 2021, if, as and when declared by the Board based on an annualized fixed dividend rate of 2.539 per cent, and will reset every quarter.

II. Preferred Share Series Information

The holders are entitled to receive cumulative fixed quarterly cash dividends at a specified rate, as approved by the Board. After an initial period of approximately five years from issuance and every five years thereafter (“Rate Reset Date”), the fixed rate resets to the sum of the then five-year Government of Canada bond yield (the fixed rate “Benchmark”) plus a specified spread. Upon each Rate Reset Date, they are also:

¡                Redeemable at the option of the Corporation, in whole or in part, for $25.00 per share, plus all declared and unpaid dividends at the time of redemption.

¡                Convertible at the holder’s option into a specified series of non-voting cumulative redeemable floating rate first preferred shares that pay cumulative floating rate quarterly cash dividends, as approved by the Board, based on the sum of the then Government of Canada 90-day Treasury Bill rate (the floating rate “Benchmark”) plus a specified spread. The cumulative floating rate first preferred shares are also redeemable at the option of the Corporation and convertible back into each original cumulative fixed rate first preferred share series, at each subsequent Rate Reset Date, on the same terms as noted above.

TRANSALTA CORPORATION  F73

Characteristics specific to each first preferred share series as at Dec. 31, 2016, are as follows:

Series	Rate during term	Annual dividend rate per share ($)	Next Conversion date	Rate spread over Benchmark (per cent)	Convertible to Series
A	Fixed	0.79543	March 31, 2021	2.03	B
B	Floating	0.47608	March 31, 2021	2.03	A
C	Fixed	1.15	June 30, 2017	3.10	D
D	Floating	-	-	3.10	C
E	Fixed	1.25	Sept. 30, 2017	3.65	F
F	Floating	-	-	3.65	E
G	Fixed	1.325	Sept. 30, 2019	3.80	H
H	Floating	-	-	3.80	G

B. Dividends

The following table summarizes the preferred share dividends declared in 2016, 2015, and 2014:

	Total dividends declared ($)
Series	2016	2015	2014
A	10	14	14
B	1	-	-
C	16	13	13
E	14	11	11
G	11	8	3
Total for the year	52	46	41

On Dec. 19, 2016, the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.15651 per share on the Series B preferred shares, $0.2875 per share on the Series C preferred shares, $0.3125 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares, all payable on March 31, 2017.

F74  TRANSALTA CORPORATION

25. Accumulated Other Comprehensive Income

The components of, and changes in, accumulated other comprehensive income (loss) are as follows:

	2016	2015
Currency translation adjustment
Opening balance, Jan. 1	52	(19)
Gains (losses) on translating net assets of foreign operations, net of reclassifications to net earnings, net of tax(1)	(71)	237
(Gains) losses on financial instruments designated as hedges of foreign operations, net of reclassifications to net earnings, net of tax(2)	18	(166)
Balance, Dec. 31	(1)	52
Cash flow hedges
Opening balance, Jan. 1	350	173
Gains on derivatives designated as cash flow hedges, net of reclassifications to net earnings and to non-financial assets, net of tax(3)	106	177
Balance, Dec. 31	456	350

Employee future benefits
Opening balance, Jan. 1	(46)	(50)
Net actuarial gains on defined benefit plans, net of tax(4)	8	4
Balance, Dec. 31	(38)	(46)
Other
Opening balance, Jan. 1	(3)	-
Intercompany available-for-sale investments	(15)	(3)
Balance, Dec. 31	(18)	(3)
Accumulated other comprehensive income	399	353

(1) Net of income tax expense of 11 for the year ended Dec. 31, 2016 (2015 - nil).

(2) Net of income tax expense of 5 for the year ended Dec. 31, 2016 (2015 - 8 expense).

(3) Net of income tax expense of 51 for the year ended Dec. 31, 2016 (2015 - 89 expense).

(4) Net of income tax expense of 4 for the year ended Dec. 31, 2016 (2015 - nil).

TRANSALTA CORPORATION  F75

26. Share-Based Payment Plans

The Corporation has the following share-based payment plans:

A. Performance Share Unit (“PSU”) and Restricted Share Unit (“RSU”) Plan

Under the PSU and RSU Plan, grants may be made annually, but are measured and assessed over a three-year performance period. Grants are determined as a percentage of participants’ base pay and are converted to PSUs or RSUs on the basis of the Corporation’s common share price at the time of grant. Vesting of PSUs is subject to achievement over a three-year period of three performance measures: growth in funds from operation per share, growth in free cash flow per share, and growth in the Corporation’s total shareholder return relative to the S&P/TSX Composite Index. RSUs are subject to a three-year cliff-vesting requirement. RSUs and PSUs track the Corporation’s share price over the three-year period and accrue dividends as additional units at the same rate as dividends paid on the Corporation’s common shares. The Human Resources Committee of the Board has the discretion to determine whether payments on settlement are made through purchase of shares on the open market or in cash. The expense related to this plan is recognized during the period earned, with the corresponding payable recorded in liabilities. The liability is valued at the end of each reporting period using the closing price of the Corporation’s common shares on the Toronto Stock Exchange (“TSX”).

The pre-tax compensation expense related to PSUs and RSUs in 2016 was $17 million (2015 - $3 million reversal, 2014 - $8 million expense), which is included in operations, maintenance, and administration expense in the Consolidated Statements of Earnings (Loss).

B. Deferred Share Unit (“DSU”) Plan

Under the DSU Plan, members of the Board and executives may, at their option, purchase DSUs using certain components of their fees or pay. A DSU is a notional share that has the same value as one common share of the Corporation and fluctuates based on the changes in the value of the Corporation’s common shares in the marketplace. DSUs accrue dividends as additional DSUs at the same rate as dividends are paid on the Corporation’s common shares. DSUs are redeemable in cash and may not be redeemed until the termination or retirement of the director or executive from the Corporation.

The Corporation accrues a liability and expense for the appreciation in the common share value in excess of the DSU’s purchase price and for dividend equivalents earned. The pre-tax compensation expense related to the DSUs was $3 million in 2016 (2015 - $2 million reversal, 2014 - nil).

C. Stock Option Plans

The Corporation is authorized to grant options to purchase up to an aggregate of 13.0 million common shares at prices based on the market price of the shares on the TSX as determined on the grant date. The plan provides for grants of options to all full-time employees, including executives, designated by the Human Resources Committee from time to time.

In February 2016, the Corporation granted executive officers of the Corporation a total of 1.1 million stock options with an exercise price of $5.93 that vest after a three-year period and expire seven years after issuance. The expense recognized relating to this grant during 2016 was less than $1 million.

F76  TRANSALTA CORPORATION

The total options outstanding and exercisable under these stock option plans at Dec. 31, 2016 are outlined below:

	Options outstanding
		Weighted	Weighted
Range of exercise prices ($ per share)	Number of options at Dec. 31, 2016 (millions)	average remaining contractual life (years)	average exercise price ($ per share)
5.00 - 6.00	1.1	6.1	5.93
22.00 - 30.00(1)	0.6	3.1	23.60
31.00 - 48.00(1)	0.5	1.1	34.35
5.00 - 48.00	2.2	4.2	28.93

(1) Options currently exerciseable.

D. Employee Share Purchase Plan

Under the terms of the employee share purchase plan, the Corporation extended interest-free loans (up to 30 per cent of an employee’s base salary) to employees below executive level and allowed for payroll deductions over a three-year period to repay the loan. Executives were not eligible for this program in accordance with the Sarbanes-Oxley legislation. An agent purchased these common shares on the open market on behalf of employees at prices based on the market price of the shares as determined on the date of purchase. Employee sales of these shares were handled in the same manner. At Dec. 31, 2016, amounts receivable from employees under the plan totaled $1 million (2015 - $2 million).

On Jan. 14, 2016, the Corporation suspended its employee share purchase plan.

TRANSALTA CORPORATION  F77

27. Employee Future Benefits

A. Description

The Corporation sponsors registered pension plans in Canada and the U.S. covering substantially all employees of the Corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options, and in Canada there is an additional supplemental defined benefit plan for certain employees whose annual earnings exceed the Canadian income tax limit. Except for the Highvale pension plan acquired in 2013, the Canadian and U.S. defined benefit pension plans are closed to new entrants. The U.S. defined benefit pension plan was frozen effective Dec. 31, 2010, resulting in no future benefits being earned.

The latest actuarial valuations for accounting purposes of the Canadian and U.S. pension plans were at Dec. 31, 2015 and Jan. 1, 2016, respectively. The latest actuarial valuation for accounting purposes of the Highvale pension plan was at Dec. 31, 2013. The measurement date used for all plans to determine the fair value of plan assets and the present value of the defined benefit obligation was Dec. 31, 2016.

Funding of the registered pension plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, or more, depending on funding status, and every year in the U.S. The latest actuarial valuation for funding purposes of the Canadian registered plans was completed in early 2016 with an effective date of Dec. 31, 2015. The latest actuarial valuation for funding purposes of the U.S. pension plan was Jan. 1, 2016. As permitted by the regulators, the TransAlta Corporation pension plan uses a letter of credit to secure the required solvency special payments. The Corporation posted a letter of credit in the amount of $75 million for the annual period commencing in July 2016.

The supplemental pension plan is solely the obligation of the Corporation. The Corporation is not obligated to fund the supplemental plan but is obligated to pay benefits under the terms of the plan as they come due. The Corporation has posted a letter of credit in the amount of $73 million to secure the obligations under the supplemental plan.

The Corporation provides other health and dental benefits to the age of 65 for both disabled members and retired members through its other post-employment benefits plans. The latest actuarial valuations for accounting purposes of the Canadian and U.S. plans were as at Dec. 31, 2016 and Jan. 1, 2016, respectively. The measurement date used to determine the present value of the defined benefit obligation for both plans was Dec. 31, 2016.

The Corporation provides several defined contribution plans, including a U.S. 401(k) savings plan, that provide for company contributions from 5 per cent to 10 per cent, depending on the plan. Optional employee contributions are allowed for all the defined contribution plans.

F78  TRANSALTA CORPORATION

B. Costs Recognized

The costs recognized in net earnings during the year on the defined benefit, defined contribution, and other post-employment benefits plans are as follows:

Year ended Dec. 31, 2016	Registered	Supplemental	Other	Total
Current service cost	7	2	2	11
Administration expenses	2	-	-	2
Interest cost on defined benefit obligation	21	3	1	25
Interest on plan assets	(16)	-	-	(16)
Curtailment and amendment gain	-	-	-	-
Defined benefit expense	14	5	3	22
Defined contribution expense	15	-	-	15
Net expense	29	5	3	37

Year ended Dec. 31, 2015	Registered	Supplemental	Other	Total
Current service cost	7	2	2	11
Administration expenses	2	-	-	2
Interest cost on defined benefit obligation	21	3	1	25
Interest on plan assets	(16)	-	-	(16)
Curtailment and amendment gain(1)	-	(5)	(3)	(8)
Defined benefit expense	14	-	-	14
Defined contribution expense	21	-	-	21
Net expense	35	-	-	35

(1) Relates to the reduction in the number of employees associated with the restructuring intative described in Note 4(L).

Year ended Dec. 31, 2014	Registered	Supplemental	Other	Total
Current service cost	6	2	2	10
Administration expenses	2	-	-	2
Interest cost on defined benefit obligation	23	4	1	28
Interest on plan assets	(18)	-	-	(18)
Defined benefit expense	13	6	3	22
Defined contribution expense	20	-	-	20
Net expense	33	6	3	42

TRANSALTA CORPORATION  F79

C. Status of Plans

The status of the defined benefit pension and other post-employment benefit plans is as follows:

As at Dec. 31, 2016	Registered	Supplemental	Other	Total
Fair value of plan assets	423	10	-	433
Present value of defined benefit obligation	(554)	(82)	(27)	(663)
Funded status - plan deficit	(131)	(72)	(27)	(230)
Amount recognized in the consolidated financial statements:
Accrued current liabilities	(15)	(6)	(1)	(22)
Other long-term liabilities	(116)	(66)	(26)	(208)
Total amount recognized	(131)	(72)	(27)	(230)

As at Dec. 31, 2015	Registered	Supplemental	Other	Total
Fair value of plan assets	429	9	-	438
Present value of defined benefit obligation	(566)	(80)	(32)	(678)
Funded status - plan deficit	(137)	(71)	(32)	(240)
Amount recognized in the consolidated financial statements:
Accrued current liabilities	(11)	(5)	(2)	(18)
Other long-term liabilities	(126)	(66)	(30)	(222)
Total amount recognized	(137)	(71)	(32)	(240)

D. Plan Assets

The fair value of the plan assets of the defined benefit pension and other post-employment benefit plans is as follows:

	Registered	Supplemental	Other	Total
Fair value of plan assets as at Dec. 31, 2014	427	8	-	435
Interest on plan assets	16	-	-	16
Net return on plan assets	6	-	-	6
Contributions	12	7	1	20
Benefits paid	(36)	(6)	(1)	(43)
Administration expenses	(2)	-	-	(2)
Effect of translation on U.S. plans	6	-	-	6
Fair value of plan assets as at Dec. 31, 2015	429	9	-	438
Interest on plan assets	16	-	-	16
Net return on plan assets	10	-	-	10
Contributions	11	6	1	18
Benefits paid	(40)	(5)	(1)	(46)
Administration expenses	(2)	-	-	(2)
Effect of translation on U.S. plans	(1)	-	-	(1)
Fair value of plan assets as at Dec. 31, 2016	423	10	-	433

F80  TRANSALTA CORPORATION

The fair value of the Corporation’s defined benefit plan assets by major category is as follows:

Year ended Dec. 31, 2016	Level I	Level II	Level III	Total
Equity securities
Canadian	-	76	-	76
U.S.	-	30	-	30
International	-	120	-	120
Private	-	-	2	2
Bonds
AAA	-	47	-	47
AA	-	58	-	58
A	-	55	-	55
BBB	1	22	-	23
Below BBB	-	5	-	5
Money market and cash and cash equivalents	3	14	-	17
Total	4	427	2	433

Year ended Dec. 31, 2015	Level I	Level II	Level III	Total
Equity securities
Canadian	-	70	-	70
U.S.	-	32	-	32
International	-	120	-	120
Private	-	-	3	3
Bonds
AAA	-	53	-	53
AA	-	57	-	57
A	1	60	-	61
BBB	1	21	-	22
Below BBB	-	4	-	4
Money market and cash and cash equivalents	4	12	-	16
Total	6	429	3	438

Plan assets do not include any common shares of the Corporation at Dec. 31, 2016 and Dec. 31, 2015. The Corporation charged the registered plan $0.1 million for administrative services provided for the year ended Dec. 31, 2016 (2015 - $0.1 million).

TRANSALTA CORPORATION  F81

E. Defined Benefit Obligation

The present value of the obligation for the defined benefit pension and other post-employment benefit plans is as follows:

	Registered	Supplemental	Other	Total
Present value of defined benefit obligation as at Dec. 31, 2014	565	86	30	681
Current service cost	7	2	2	11
Interest cost	21	3	1	25
Benefits paid	(36)	(6)	(1)	(43)
Actuarial gain arising from demographic assumptions	(1)	-	-	(1)
Actuarial loss arising from financial assumptions	3	2	2	7
Actuarial gain arising from experience adjustments	-	(2)	(2)	(4)
Curtailment and amendment	-	(5)	(3)	(8)
Effect of translation on U.S. plans	7	-	3	10
Present value of defined benefit obligation as at Dec. 31, 2015	566	80	32	678
Current service cost	7	2	2	11
Interest cost	21	3	1	25
Benefits paid	(40)	(5)	(1)	(46)
Actuarial loss arising from demographic assumptions	(1)	-	(4)	(5)
Actuarial gain arising from financial assumptions	2	-	-	2
Actuarial (gain) loss arising from experience adjustments	-	2	(2)	-
Effect of translation on U.S. plans	(1)	-	(1)	(2)
Present value of defined benefit obligation as at Dec. 31, 2016	554	82	27	663

The weighted average duration of the defined benefit plan obligation as at Dec. 31, 2016 is 13.6 years.

F. Contributions

The expected employer contributions for 2017 for the defined benefit pension and other post-employment benefit plans are as follows:

	Registered	Supplemental	Other	Total
Expected employer contributions	15	6	1	22

F82  TRANSALTA CORPORATION

G. Assumptions

The significant actuarial assumptions used in measuring the Corporation’s defined benefit obligation for the defined benefit pension and other post-employment benefit plans are as follows:

	As at Dec. 31, 2016			As at Dec. 31, 2015
(per cent)	Registered	Supplemental	Other	Registered	Supplemental	Other
Accrued benefit obligation
Discount rate	3.7	3.6	3.7	3.8	3.6	3.8
Rate of compensation increase	2.9	3.0	-	3.0	3.0	-
Assumed health care cost trend rate
Health care cost escalation	-	-	7.9(1)	-	-	7.8(3)
Dental care cost escalation	-	-	4.0	-	-	4.0
Provincial health care premium escalation	-	-	-	-	-	5.0
Benefit cost for the year
Discount rate	3.8	3.8	3.8	3.8	3.8	3.8
Rate of compensation increase	3.0	3.0	-	3.0	3.0	-
Assumed health care cost trend rate
Health care cost escalation	-	-	7.8(2)	-	-	7.5(4)
Dental care cost escalation	-	-	4.0	-	-	4.0
Provincial health care premium escalation	-	-	5.0	-	-	5.0

(1) Post- and Pre 65 rates: decreasing gradually to 4.5% by 2026 and remaining at that level thereafter for the U.S. and decreasing gradually by 0.3% per year to 4.5% in 2027 for Canada.

(2) Post- and Pre 65 rates: decreasing gradually to 4.5% by 2024 and remaining at that level thereafter for the U.S. and decreasing gradually by 0.35% per year to 5% in 2024 for Canada.

(3) Post- and Pre 65 rates: decreasing gradually to 4.5% by 2024 and remaining at that level thereafter for the U.S. and decreasing gradually by 0.35% per year to 5% in 2024 for Canada.

(4) Post- and Pre 65 rates: decreasing gradually to 5% by 2019-2020 and remaining at that level thereafter for the U.S. and decreasing gradually by 0.35% per year to 5% in 2024 for Canada.

H. Sensitivity Analysis

The following table outlines the estimated increase in the net defined benefit obligation assuming certain changes in key assumptions:

	Canadian plans			U.S. plans
Year ended Dec. 31, 2016	Registered	Supplemental	Other	Pension	Other
1% decrease in the discount rate	73	12	2	3	1
1% increase in the salary scale	9	1	-	-	-
1% increase in the health care cost trend rate	-	-	2	-	-
10% improvement in mortality rates	17	2	-	1	-

TRANSALTA CORPORATION  F83

28. Joint Arrangements

Joint arrangements at Dec. 31, 2016 included the following:

Joint operations	Segment	Ownership (per cent)	Description
Sheerness	Coal	50	Coal-fired plant in Alberta, of which TA Cogen has a 50 per cent interest, operated by ATCO Power
Genesee Unit 3	Coal	50	Coal-fired plant in Alberta operated by Capital Power Corporation
Keephills Unit 3	Coal	50	Coal-fired plant in Alberta operated by TransAlta
Goldfields Power	Gas	50	Gas-fired plant in Australia operated by TransAlta
Fort Saskatchewan	Gas	60	Cogeneration plant in Alberta, of which TA Cogen has a 60 per cent interest, operated by TransAlta
Fortescue River Gas Pipeline	Gas	43	Natural gas pipeline in Western Australia, operated by DBP Development Group
Wintering Hills (1)	Wind	51	Wind generation facility in Alberta operated by TransAlta
McBride Lake	Wind	50	Wind generation facility in Alberta operated by TransAlta
Soderglen	Wind	50	Wind generation facility in Alberta operated by TransAlta
Pingston	Hydro	50	Hydro facility in British Columbia operated by TransAlta

(1) Classified as held for sale as at Dec. 31, 2016 (See Note 4(E)).

29. Change in Non-Cash Operating Working Capital

Year ended Dec. 31	2016	2015	2014
(Use) source:
Accounts receivable	(23)	(77)	59
Prepaid expenses	5	(3)	(1)
Income taxes receivable	(4)	1	1
Inventory	11	(9)	7
Accounts payable, accrued liabilities, and provisions	81	(152)	8
Income taxes payable	3	(2)	(1)
Change in non-cash operating working capital	73	(242)	73

F84  TRANSALTA CORPORATION

30. Capital

TransAlta’s capital is comprised of the following:

As at Dec. 31	2016	2015	Increase/ (decrease)
Long-term debt(1)	4,361	4,495	(134)
Equity
Common shares	3,094	3,075	19
Preferred shares	942	942	-
Contributed surplus	9	9	-
Deficit	(933)	(1,018)	85
Accumulated other comprehensive income	399	353	46
Non-controlling interests	1,152	1,029	123
Less: available cash and cash equivalents(2)	(305)	(54)	(251)
Less: fair value asset of hedging instruments on long-term debt(3)	(163)	(190)	27
Total capital	8,556	8,641	(85)

(1) Includes finance lease obligations, amounts outstanding under credit facilities, tax equity liability, and current portion of long-term debt.

(2) The Corporation includes available cash and cash equivalents as a reduction in the calculation of capital as capital is managed internally and evaluated by management using a net debt position.  In this regard, these funds may be available, and used to facilitate repayment of debt.

(3) The Corporation includes the fair value of hedging instruments on debt in an asset, or liability, position as a reduction, or increase, in the calculation of capital, as the carrying value of the related debt has either increased, or decreased, due to changes in foreign exchange rates.

In 2016, the Corporation focused on raising non-recourse debt to fund upcoming corporate debt maturities. The Corporation’s overall capital management strategy and its objectives in managing capital have remained unchanged from Dec. 31, 2015 and are as follows:

A. Maintain an Investment Grade Credit Rating

The Corporation operates in a long-cycle and capital-intensive commodity business, and it is therefore a priority to maintain an investment grade credit rating as it allows the Corporation to access capital markets at reasonable interest rates. Key rating agencies assess TransAlta’s credit rating using a variety of methodologies, including financial ratios. These methodologies and ratios are not publicly disclosed. TransAlta’s management has developed its own definitions of metrics, ratios, and targets to manage the Corporation’s capital. These metrics and ratios are not defined under IFRS, and may not be comparable to those used by other entities or by rating agencies.

The Corporation has an investment grade credit rating from S&P (stable outlook), DBRS (negative outlook), and Fitch (negative outlook). In December 2015, Moody’s downgraded the Corporation below investment grade to Ba1 with a stable outlook. During the first quarter of 2016, two rating agencies affirmed the Corporation’s long-term issuer rating as investment grade, but revised their outlook to negative, from a previous stable outlook. The Corporation is focused on strengthening its financial position and cash flow coverage ratios to achieve stable investment grade credit ratings.  Strengthening the Corporation’s financial position allows its commercial team to contract the Corporation’s portfolio with a variety of counterparties on terms and prices that are favourable to the Corporation’s financial results, and provides the Corporation with better access to capital markets through commodity and credit cycles.

TRANSALTA CORPORATION  F85

As at Dec. 31	2016	2015	Target
Comparable funds from operations to adjusted interest coverage (times)	3.8	3.8	4 to 5
Adjusted comparable funds from operations to adjusted net debt (%)	17.0	15.2	20 to 25
Adjusted net debt to comparable earnings before interest, taxes, depreciation, and amortization (times)	3.8	5.0	3.0 to 3.5

Comparable Funds from Operations (“FFO”) before Interest to Adjusted Interest Coverage is calculated as comparable FFO plus interest on debt (net of capitalized interest) divided by interest on debt plus 50 per cent of dividends paid on preferred shares. Comparable FFO is calculated as cash flow from operating activities before changes in working capital and is adjusted for transactions and amounts that the Corporation believes are not representative of ongoing cash flows from operations. Comparable FFO to adjusted interest coverage in 2016 is consistent with 2015. The Corporation’s goal is to maintain this ratio in a range of four to five times.

Adjusted Comparable FFO to Adjusted Net Debt is calculated as comparable FFO less 50 per cent of dividends paid on preferred shares divided by net debt (current and long-term debt plus 50 per cent of outstanding preferred shares less available cash and cash equivalents and including fair value assets of hedging instruments on debt). Adjusted comparable FFO to adjusted net debt increased in 2016 compared to 2015 due to the increase in comparable FFO, and lower debt due to repayments and the strengthening of the Canadian dollar in 2016. The Corporation’s goal is to maintain this ratio in a range of 20 to 25 per cent.

Adjusted Net Debt to Comparable Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) is calculated as net debt divided by comparable EBITDA. Comparable EBITDA is calculated as earnings before interest, taxes, depreciation, and amortization and is adjusted for transactions and amounts that the Corporation believes are not representative of ongoing business operations. Adjusted net debt to comparable EBITDA in 2016 improved compared to 2015 due to the lower debt balance due to repayments and the strengthening of the Canadian dollar, and higher comparable EBITDA. The Corporation’s goal is to maintain this ratio in a range of 3.0 to 3.5 times.

At times, the credit ratios may be outside of the specified target ranges while the Corporation realigns its capital structure. During 2016, the Corporation continued to strengthen its financial position and reduce debt; using proceeds from the dropdown of the Canadian Assets to pay out the credit facility balance, and reducing the Corporation’s dividend to $0.16 per common share on an annualized basis from $0.72 per common share.

Management routinely monitors forecasted net earnings, cash flows, capital expenditures, and scheduled repayment of debt with a goal of meeting the above ratio targets and to meet dividend and PP&E expenditure requirements.

F86  TRANSALTA CORPORATION

B. Ensure Sufficient Cash and Credit is Available to Fund Operations, Pay Dividends, Distribute Payments to Subsidiaries’ Non-Controlling Interests, Invest in Property, Plant, and Equipment, and Make Acquisitions

For the year ended Dec. 31, 2016 and 2015, net cash outflows, are summarized below. The Corporation manages variations in working capital using existing liquidity under credit facilities.

Year ended Dec. 31	2016	2015	Increase (decrease)
Cash flow from operating activities	744	432	312
Change in non-cash working capital	(73)	242	(315)
Cash flow from operations before changes in working capital	671	674	(3)
Dividends paid on common shares	(69)	(124)	55
Dividends paid on preferred shares	(42)	(46)	4
Distributions paid to subsidiaries’ non-controlling interests	(151)	(99)	(52)
Property, plant, and equipment expenditures(1)	(358)	(476)	118
Acquisitions	-	(101)	101
Outflow	51	(172)	223

(1) Includes growth capital associated with the South Hedland power project.

TransAlta maintains sufficient cash balances and committed credit facilities to fund periodic net cash outflows related to its business. At Dec. 31, 2016, $1.4 billion (2015 - $1.3 billion) of the Corporation’s available credit facilities were not drawn.

Periodically, TransAlta accesses capital markets, as required, to help fund some of these periodic net cash outflows, to maintain its available liquidity, and to maintain its capital structure and credit metrics within targeted ranges. TransAlta is focused on replacing additional maturing recourse debt with debt secured by contracted cash flows.

During 2016, the Corporation paid out the credit facilities balance from a combination of cash flows from operations and net cash proceeds of $173 million received from the sale of the economic interest of the Canadian assets that closed Jan. 6, 2016, (see Note 4), extended the Corporation’s committed syndicated credit facility by one year to 2020, extended four bilateral credit facilities to 2018 and 2020, paid out a matured $27 million non-recourse debenture using existing liquidity, the Corporation’s subsidiary New Richmond Wind L.P. issued a $159 million non-recourse bond, the Corporation’s indirect wholly-owned subsidiary TAPC Holdings L.P. issued a $202.5 million non-recourse bond, and converted 1.8 million of the Series A Shares into Series B Shares. For further details see Notes 21 and 24.

During 2015, the Corporation repaid US$500 million of senior notes that matured; completed a refinancing at the Pingston facility for gross proceeds of $45 million; entered into an investment agreement to dropdown the Australian portfolio to TransAlta Renewables for gross proceeds of $217 million; and issued $442 million of senior secured amortizing debt through Melancthon Wolfe Wind LP with proceeds partially used to repay the $120 million CHD maturity.

TRANSALTA CORPORATION  F87

31. Related-Party Transactions

Details of the Corporation’s principal operating subsidiaries at Dec. 31, 2016 are as follows:

Subsidiary	Country	Ownership (per cent)	Principal activity
TransAlta Generation Partnership	Canada	100	Generation and sale of electricity
TransAlta Cogeneration, L.P.	Canada	50.01	Generation and sale of electricity
TransAlta Centralia Generation, LLC	U.S.	100	Generation and sale of electricity
TransAlta Energy Marketing Corp.	Canada	100	Energy marketing
TransAlta Energy Marketing (U.S.), Inc.	U.S.	100	Energy marketing
TransAlta Energy (Australia), Pty Ltd.	Australia	100	Generation and sale of electricity
TransAlta Renewables Inc.	Canada	64.0	Generation and sale of electricity

Transactions between the Corporation and its subsidiaries have been eliminated on consolidation and are not disclosed.

Transactions with Key Management Personnel

TransAlta’s key management personnel include the President and CEO and members of the senior management team that report directly to the President and CEO, and the members of the Board.

Key management personnel compensation is as follows:

Year ended Dec. 31	2016	2015	2014
Total compensation	20	9	13
Comprised of:
Short-term employee benefits	8	8	8
Post-employment benefits	2	2	2
Termination benefits	-	1	-
Share-based payments	10	(2)	3

F88  TRANSALTA CORPORATION

32. Commitments and Contingencies

In addition to commitments disclosed elsewhere in the financial statements, the Corporation has other contractual commitments, either directly or through its interests in joint operations. Approximate future payments under these agreements are as follows:

	2017	2018	2019	2020	2021	2022 and thereafter	Total
Natural gas, transportation, and other purchase contracts	40	13	6	5	5	100	169
Transmission	9	11	8	8	4	3	43
Coal supply and mining agreements	163	48	49	51	52	472	835
Long-term service agreements	79	29	24	41	30	51	254
Non-cancellable operating leases(1)	7	7	7	7	7	68	103
Growth	181	5	1	-	-	-	187
TransAlta Energy Bill	6	6	6	6	6	12	42
Total	485	119	101	118	104	706	1,633

(1) Includes amounts under certain evergreen contracts on the assumption of the Corporation’s continued operations.

A. Natural Gas, Transportation, and Other Purchase Contracts

Several of the Corporation’s plants have fixed price natural gas purchase and related transportation contracts in place. Other fixed price purchase contracts relate to commitments for services at certain facilities.

B. Transmission

The Corporation has several agreements to purchase transmission network capacity in the Pacific Northwest. Provided certain conditions for delivering the service are met, the Corporation is committed to the transmission at the supplier’s tariff rate whether it is awarded immediately or delivered in the future after additional facilities are constructed.

C. Coal Supply and Mining Agreements

Various coal supply and associated rail transport contracts are in place to provide coal for use in production at the Centralia coal plant. The coal supply agreements allow TransAlta to take delivery of coal at fixed volumes and prices, with dates extending to 2025.

Commitments related to mining agreements include the Corporation’s share of commitments for mining agreements related to its Sheerness and Genesee Unit 3 joint operations, and certain other mining royalty agreements. Some of these agreements and the related commitments may be impacted by the cessation of coal-fired emissions from the Genesee 3 and Sheerness coal-fired plants on or before Dec. 31, 2030.

D. Long-Term Service Agreements

TransAlta has various service agreements in place, primarily for inspections and repairs and maintenance that may be required on natural gas facilities, coal facilities, and turbines at various wind facilities.

E. Non-Cancellable Operating Leases

TransAlta has operating leases in place for buildings, vehicles, and various types of equipment and commitments for water rights and transmission tower right of ways.

During the year ended Dec. 31, 2016, $9 million (2015 - $9 million, 2014 - $10 million) was recognized as an expense in respect of these operating leases. Sublease payments received during 2016 and 2015 were less than $1 million (2015 - less than $1 million). No contingent rental payments were made in respect of these operating leases.

TRANSALTA CORPORATION  F89

F. Growth

Commitments for growth primarily relate to the construction of the South Hedland power project.

G. TransAlta Energy Bill Commitments

On July 30, 2015, the Corporation announced that it would formalize its commitment to invest US$55 million over the remaining 10 year life of the Centralia coal plant to support energy efficiency, economic and community development, and education and retraining initiatives in Washington State by waiving its right to terminate the commitment on the basis of the level of contract sales of the Centralia plant. As of Dec. 31, 2016, the Corporation has funded approximately US$22 million of the commitment, which is recognized in other assets in the Consolidated Statements of Financial Position.

H. Other

A significant portion of the Corporation’s electricity and thermal production are subject to PPAs and long-term contracts. The majority of these contracts include terms and conditions customary to the industry in which the Corporation operates. The nature of commitments related to these contracts includes: electricity and thermal capacity, availability, and production targets; reliability and other plant-specific performance measures; specified payments for deliveries during peak and off-peak time periods; specified prices per MWh; risk sharing of fuel costs; and retention of heat rate risk.

I. Contingencies

TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.

I. Line Loss Rule Proceeding

The Corporation is participating in a line loss rule proceeding (the “LLRP”) which is currently before the AUC.  The AUC determined that it had the ability to retroactively adjust line loss rates beginning in 2006 and has directed the Alberta Electric System Operator (the “AESO”), among other actions, to perform such calculations.  The various decisions by the AUC are subject to appeal and challenge.  The Corporation may incur additional transmission charges as a result of the LLRP.  The outcome of the LLRP remains uncertain and the potential exposure, if any, cannot be calculated with any degree of certainty until the retroactive calculations are made available.  The AESO expects retroactive calculations to be available mid-2017, at the earliest.  As a result, no provision has been recorded.  Certain PPAs for the Corporation’s Alberta facilities provide for the pass through of these types of transmission charges to the Corporation’s buyers.

F90  TRANSALTA CORPORATION

33. Segment Disclosures

A. Description of Reportable Segments

The Corporation has eight reportable segments as described in Note 1. During 2016, the Corporation disaggregated presentation of the previous Gas reportable segment into its two operating segments; Canadian Gas and Australian Gas. See Note 3 for further details.

B. Reported Segment Earnings (Loss) and Segment Assets

I. Earnings Information

Year ended Dec. 31, 2016	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	1,048	354	402	119	272	126	76	-	2,397
Fuel and purchased power	451	281	185	20	18	8	-	-	963
Gross margin	597	73	217	99	254	118	76	-	1,434
Operations, maintenance, and administration	178	54	54	25	52	33	24	69	489
Depreciation and amortization	242	61	100	17	119	33	3	26	601
Asset impairment	-	-	-	-	28	-	-	-	28
Restructuring provision	-	-	-	-	-	-	-	1	1
Taxes, other than income taxes	13	4	1	1	8	3	-	1	31
Net other operating income	(2)	-	(191)	-	(1)	-	-	-	(194)
Operating income (loss)	166	(46)	253	56	48	49	49	(97)	478
Finance lease income	-	-	14	52	-	-	-	-	66
Gain on sale of assets	-	-	-	-	-	-	-	-	4
Net interest expense									(229)
Foreign exchange loss									(5)
Earnings before income taxes									314

Year ended Dec. 31, 2015 (Restated - See Note 3)	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	912	372	454	114	250	116	49	-	2,267
Fuel and purchased power	441	316	204	20	19	8	-	-	1,008
Gross margin	471	56	250	94	231	108	49	-	1,259
Operations, maintenance, and administration	194	50	67	21	48	29	12	71	492
Depreciation and amortization	237	63	75	20	99	25	1	25	545
Asset impairment recovery	-	(2)	-	-	-	-	-	-	(2)
Restructuring provision	11	1	1	-	-	-	3	6	22
Taxes, other than income taxes	12	3	3	-	7	3	-	1	29
Net other operating (income) loss	(7)	-	-	-	-	(24)	56	-	25
Operating income (loss)	24	(59)	104	53	77	75	(23)	(103)	148
Finance lease income	-	-	9	49	-	-	-	-	58
Gain on sale of assets	-	-	262	-	-	-	-	-	262
Net interest expense									(251)
Foreign exchange gain									4
Earnings before income taxes									221

TRANSALTA CORPORATION  F91

Year ended Dec. 31, 2014 (Restated - see Note 3)	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind	Hydro	Energy Marketing	Corporate	Total
Revenues	1,023	423	573	118	247	131	108	-	2,623
Fuel and purchased power	492	255	299	23	14	9	-	-	1,092
Gross margin	531	168	274	95	233	122	108	-	1,531
Operations, maintenance, and administration	196	49	69	33	48	39	33	75	542
Depreciation and amortization	235	54	94	17	88	24	-	26	538
Asset impairment reversals	-	(5)	(1)	-	-	-	-	-	(6)
Taxes, other than income taxes	12	3	4	-	6	3	-	1	29
Net other operating (income) losses	(9)	-	-	-	-	(10)	5	-	(14)
Operating income (loss)	97	67	108	45	91	66	70	(102)	442
Finance lease income	-	-	7	42	-	-	-	-	49
Gain on sale of assets									2
Net interest expense									(254)
Earnings before income taxes									239

Included in revenues of the Wind and Solar Segment for the year ended Dec. 31, 2016 are $19 million (2015 - $20 million, 2014 - $21 million) of incentives received under a Government of Canada program in respect of power generation from qualifying wind projects.

Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases, is included in revenues, and was $221 million for the year ended Dec. 31, 2016 (2014 - $230 million, 2014 - $219 million).

II. Selected Consolidated Statements of Financial Position Information

As at Dec. 31, 2016	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Goodwill	-	-	-		175	259	30	-	464
PP&E	3,069	428	414	527	1,856	503	2	25	6,824
Intangible assets	93	7	4	12	163	3	15	58	355

As at Dec. 31, 2015	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Goodwill	-	-	-	-	176	259	30	-	465
PP&E (Restated - Note 3)	3,148	484	512	472	2,043	486	2	26	7,173
Intangibles (Restated - Note 3)	92	6	2	13	176	3	17	60	369

F92  TRANSALTA CORPORATION

III. Selected Consolidated Statements of Cash Flows Information

Additions to non-current assets are as follows:

Year ended Dec. 31, 2016	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Additions to non-current assets:
PP&E	159	15	11	107	16	43	-	7	358
Intangible assets	3	1	1	-	-	-	-	16	21

Year ended Dec. 31, 2015	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Additions to non-current assets:
PP&E (Restated - Note 3)	179	13	19	204	13	43	1	4	476
Intangibles (Restated - Note 3)	6	-	-	-	-	-	3	17	26

Year ended Dec. 31, 2014	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Additions to non-current assets:
PP&E (Restated - Note 3)	206	14	58	148	13	42	1	5	487
Intangibles (Restated - Note 3)	2	-	-	7	-	-	8	17	34

IV. Depreciation and Amortization on the Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Consolidated Statements of Earnings (Loss) and the Consolidated Statements of Cash Flows is presented below:

Year ended Dec. 31	2016	2015	2014
Depreciation and amortization expense on the Consolidated Statements of Earnings	601	545	538
Depreciation included in fuel and purchased power (Note 5)	63	59	56
Loss on disposal of property, plant, and equipment	-	1	1
Depreciation and amortization on the Consolidated Statements of Cash Flows	664	605	595

C. Geographic Information

I. Revenues

Year ended Dec. 31	2016	2015	2014
Canada	1,828	1,705	1,989
U.S.	450	448	516
Australia	119	114	118
Total revenue	2,397	2,267	2,623

TRANSALTA CORPORATION  F93

II. Non-Current Assets

	Property, plant, and equipment		Intangible assets		Other assets		Goodwill

As at Dec. 31	2016	2015	2016	2015	2016	2015	2016	2015
Canada	5,583	5,902	315	328	184	79	417	417
U.S.	714	799	28	28	42	37	47	48
Australia	527	472	12	13	16	17	-	-
Total	6,824	7,173	355	369	242	133	464	465

D. Significant Customer

During the year ended Dec. 31, 2016, sales to two customers represented 25 per cent and 16 per cent, respectively, of the Corporation’s total revenue (2015 - 13 per cent and 17 per cent).

34. Subsequent Events

A. Preferred Share Exchange

On Feb. 10, 2017, the Corporation announced that it would not proceed with the transaction previously announced on Dec. 19, 2016, pursuant to which all currently outstanding first preferred shares in the capital of the Corporation would be exchanged for shares in a single new series of cumulative redeemable minimum rate reset first preferred shares in the capital of the Corporation.

B. Wintering Hills

On Jan. 26, 2017, the Corporation announced the sale of its 51 per cent interest in the Wintering Hills merchant wind facility for approximately $61 million. The sale closed March 1, 2017.

F94  TRANSALTA CORPORATION

Exhibit 1

(Unaudited)

The information set out below is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the “Consolidated Financial Statements”.

To the Financial Statements of TransAlta Corporation

EARNINGS COVERAGE RATIO

 The following selected financial ratio is calculated for the year ended Dec. 31, 2016:

Earnings coverage on long-term debt supporting the Corporation’s Shelf Prospectus

1.85 times

Earnings coverage on long-term debt on a net earnings basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest.

TRANSALTA CORPORATION  F95